

SOLUTIA

Solutions for a better life.


DURABILITY



2001 Annual Report

PROVIDING SOLUTIONS FOR 100 YEARS




TO
SOLUTIA

"As we enter our second century in business, we are building on our past and looking toward the future — a future in which Solutia will be known as the premier solutions provider in our markets."

John C. Hunter III

Building on a Century of Solutions

The past year was one of the most celebrated—and challenging—in our 100-year history. The Solutia family commemorated a century of creating and delivering products that improve the lives of people around the world. We also took some tough measures in response to an extremely difficult economic climate. Through it all, the people of Solutia supported one another and remained focused on the portfolio strategy for each of our three business platforms:

- Expand and grow Performance Films;
- Aggressively grow selected Specialty Products businesses;
- Maximize the value of Integrated Nylon.

This strategy focuses on cultivating opportunities within our portfolio that offer tremendous market-enhancing growth potential, while sustaining our core businesses. In 2001, our *Performance Films* business made great progress in its programs to deliver value-added films to recently developed automotive and commercial markets. Our Pharmaceutical Services business provided superior chemical entity development and scale-up services for an expanding base of customers. Our Integrated Nylon businesses built on their strong brand positions while taking bold steps to improve their cost position. And, several of our Specialty Products businesses continued to enhance their global presence.

2001 Focus

Our entire industry was confronted with weak global market conditions, high energy costs and elevated raw material costs. Despite a challenging economic environment, Solutia seized many growth opportunities in the past year.

Solutia also undertook an aggressive $100 million cost-reduction initiative in early 2001. This initiative reduced our annual cost to operate by $60 million in 2001, and will deliver an additional $40 million in annual cost savings in 2002. In addition, Solutia significantly decreased its capital spending in 2001. We acknowledged the economic realities of our marketplace while preserving capital for growth opportunities that can deliver the greatest return to our shareholders.

The people of Solutia have taken—and will continue to take—the measures necessary to position our company for a rapid recovery in profitability when economic conditions improve.

Solutions for a Better Life

Over the past 100 years, the people of Solutia have weathered difficult economic times by focusing on what we do best: leverage our expertise in chemistry to give our customers a unique combination of quality products and exceptional service.

As we enter our second century in business, we are building on our past and looking toward the future—a future in which Solutia will be known as the premier solutions provider in our markets. To this end, we have launched a new corporate positioning line for Solutia: "Solutions for a better life."

"Solutions for a better life" are exactly what we provide for our customers in every one of our businesses. Solutia's products and services are valued around the world because of the solutions they offer:

SOLUTIA

Solutions for a better life.

- Safety and security—from our tough plastic interlayer and glare-reducing films used in windows...to our reliable nylon used in tires.
- Durability—from our technically superior coatings ingredients used in paints and protective coatings... to our wear-resistant carpeting and upholstery products.
- Wellness—from the unsurpassed quality and speed of our pharmaceutical services ... to the precision of our adhesives for transdermal medical devices.
- Versatility—from our stylish upholstery products...to the hundreds of color and design solutions offered by our films.

Solutia provides these solutions better than anyone else. Our innovative manufacturing and technical resources, strong brand equity, established channels to market, and exceptional customer service set us apart from our competitors.

We will continue to draw on our technical expertise to provide unique solutions, and I am confident we will be rewarded for the value these solutions deliver.

Delivering on Our Portfolio Strategy

Our portfolio strategy drives every decision we make. In 2001, our people remained focused on our portfolio strategy and delivered numerous achievements:

Expand and grow Performance Films

- We launched the *Vanceva* family of products, which expands on our films capabilities by providing superior solutions for glass systems in the architectural and automotive markets. Our initial *Vanceva* products provide innovative color and design choices and enhanced security solutions. Our *Vanceva* Design product was used to create the cauldron that illuminated the 2002 winter games in Salt Lake City.
- In partnership with the New York City School District, we retrofitted eight schools with laminated window glass made with *Saflex* plastic interlayer. More will be installed in 2002.
- We built our flagship *LLumar* brand into the most widely recognized brand of window films in the world. We also successfully positioned *LLumar Magnum* window films as a high-safety, high-security solution. They have been installed in more than 50 government buildings worldwide.
- In partnership with two major window and door companies, we developed a full line of residential *KeepSafe* windows and doors. These products provide homeowners with safety and security, as well as superior sound attenuation and ultraviolet protection.
- Enhanced Protective Glass (EPG) made with our *Saflex* plastic interlayer was introduced into several new European auto models, as well as a Japanese model.

Aggressively grow selected Specialty Products businesses

- We significantly expanded both our Pharmaceutical Services client base and our facilities to meet the demand for new drug development services, which we expect to grow by more than 20 percent a year.
- Our *Gelva* adhesives business began converting a North American manufacturing unit from traditional adhesives to high-value adhesives for transdermal medical applications.
- In 2001, the German national train company, Deutsche Bahn, began to use coatings with Solutia's *Macrynal* water-borne resin because our product meets tough environmental regulations while performing superbly under extreme conditions.
- Our *Dequest* water-treatment phosphonates business achieved record sales volume by finding new applications and expanding its geographic reach.
- We obtained the largest single contract for our *Therminol* heat-transfer fluid in the 50-year history of the brand, which continues to strengthen its world-leading market position.

Maximize the value of Integrated Nylon

- The Integrated Nylon platform completed more than 250 projects to lead the successful implementation of our $100 million cost-reduction initiative.
- We successfully launched three new branded carpets—*Durasoft, ThermaSealed* and *LiquaShield*—with our mill and retail partners. One of these products, *Wear-Dated* carpet with our new *ThermaSealed* singed technology, combines the look and feel of wool with the reliability of nylon.
- Our *Ascend* and *Vydyne* nylon plastic brands continue to expand into new applications and high-value markets, such as food packaging and molded parts for the electronics and automotive markets.

In the following pages, you will read about the many unique opportunities in our businesses, and how we have aligned our employees, products and services to support our portfolio strategy. By remaining focused on these opportunities, we will be well positioned to emerge as a stronger competitor when global economic conditions improve. Our perseverance and commitment to delivering value-added solutions will ensure the future success of Solutia.

John C. Hunter III
Chairman, President, and
Chief Executive Officer


G-3080

Performance

Our Performance Films platform offers superior product solutions to the architectural, automotive, and electronic display markets. Our products offer consumers measurable benefits: enhanced protection from flying glass and intrusion, energy efficiency, noise reduction, and solar protection. Solutia is the world's top producer of plastic interlayer for laminated glass as well as the global market leader in aftermarket window films. Our interlayer is marketed as part of the *Saflex* and *KeepSafe* family of products, and it is used in side and rear windows of automobiles as Enhanced Protective Glass (EPG). Our window films for aftermarket installation on automobiles and buildings include best-selling brands such as *LLumar, LLumar Magnum, Vista, Gila* and *FormulaOne Performance Automotive Film*. Solutia's newest brand, *Vanceva,* which combines our expertise in plastic interlayer products with our technology for coating and designing films, provides a new degree of solutions for glass systems.

Our Performance Films strategy is to expand and grow by focusing on market needs in select growth areas. In 2001, we introduced the *Vanceva* brand of *Advanced Solutions for Glass*, which enables us to add new features to films: design, color and enhanced security for automotive and architectural glass applications. We continue to work for the adoption of EPG in all glass openings of automobiles. We created the Solutia Architectural Glazing Solutions Center to anticipate and fulfill the developing needs of this market. We launched an electronic displays team to focus on market-expanding opportunities in this growing segment. And we dedicated resources to building our world-leading *LLumar* brand of window films in global markets.

WINDOW FILMS



Our protective window films provide many benefits for both buildings and automobiles. Homeowners appreciate how these easily installed films provide protection from 99 percent of the sun's ultraviolet rays, thus protecting furniture from premature fading. Our films also eliminate most infrared radiation, thereby lowering energy bills.

In addition to enhancing the global presence of these leading consumer brands, Solutia launched an electronic displays team to capitalize on our strong position in this rapidly growing market. Our custom-coated products business leverages its proprietary technologies for use in devices such as medical monitoring units, computer touch-screens, and electronic organizers.

VANCEVA

In 2001, Solutia launched the *Vanceva* family of products for use in value-added glass applications. These products offer architects, engineers and designers the advanced solutions that bring new performance attributes to glass used in building and automotive design and construction.

For example, Solutia collaborated with an Adobe Systems Incor-



Films

porated interior design team to create a free-standing laminated glass wall comprised of colors that match the color palette of Adobe's own graphic design software. This custom-designed glass structure now adorns the lobby of Adobe's New York office.

The *Vanceva* Design product used in the Adobe project enables architects and designers to incorporate hundreds of design and color elements right into the glass. Solutia in 2001 also launched *Vanceva* Secure, which provides automobiles with up to two minutes of resistance to intrusion by window break-in. Several more *Vanceva* products are being developed to meet additional consumer and market needs.



KEEPSAFE

▹ Solutia is delivering valued solutions directly to consumers through creative new channels, such as the *KeepSafe* Glass Windows & Doors store. The store, which opened in St. Louis early in 2001, offers a full line of cladwood and vinyl windows as well as entry and patio doors. Every product in the store offers, at an affordable price, the unique combination of benefits provided by *KeepSafe* glass: improved safety and security, solar protection, energy efficiency, and sound reduction.

In 2002, we anticipate even greater demand for our *KeepSafe Maximum* product, which is designed to withstand hurricane-force winds of up to 110 miles per hour. Our enhanced product meets Florida's stringent new coastal building codes, which affect 70 percent of the state's population.





ENHANCED PROTECTIVE GLASS

▹ Enhanced Protective Glass (EPG) made with *Saflex* provides extra protection in the side and rear windows of automobiles. In 2001, General Motors chose to offer Solutia EPG in its Impala police vehicles, providing an additional level of safety and security to law enforcement personnel.

Solutia continues to create demand for EPG made with *Saflex*. In 2001, our product was introduced in several new European automotive models, a Japanese model (the Lexus LS 430) and a new sport-utility vehicle (the Land Rover Discovery). In addition, we fully expect EPG to be offered in at least 14 North American automobile models in 2002 and beyond.

According to a 2001 report on emerging technologies by J.D. Power and Associates, "nearly seven out of eight consumers put run-flat tires and side-window security glass at the top of their list of emerging features they would like to have in their next vehicle." As consumer demand for EPG continues to grow, Solutia is at the forefront of meeting this need.

AGGRESSIVELY GROW SELECT

Specialty Pro

Our Specialty Products platform comprises three businesses, each with exciting potential for growth. The Pharmaceutical Services business combines the world-class skills of CarboGen and AMCIS to provide seamless development services—from process research to small, scale-up manufacturing and small-volume licensed production—for leading pharmaceutical and biotechnology companies. The Resins and Additives business offers a diverse array of performance ingredients for coatings, technical resins for specialty applications, and pressure-sensitive adhesives. The Industrial Products business includes a portfolio of high-performance products, many of which are market leaders. These include *Skydrol* aviation hydraulic fluids, *Therminol* heat-transfer fluids, *Dequest* water-treatment phosphonates, and plastic products.

Our Specialty Products strategy is to aggressively grow selected businesses within this platform. This means growing our Pharmaceutical Services business through our unique combination of scientific expertise, efficient process management, and unparalleled service. We significantly increased our sales in this business in 2001, and we anticipate annual growth of more than 20 percent in coming years. In our Resins and Additives business, we continue to introduce solutions to meet the rising demand for environmentally friendly coatings technologies. This business is backed by our global manufacturing capabilities and unmatched technical support. In our Industrial Products businesses, we continue to leverage our market-leading brands and to pursue growth opportunities in new geographic markets.



GELVA ADHESIVES

▹ In 2001, Solutia began upgrading its equipment and processes to serve the growing market for high-value transdermal medical devices and to achieve cGMP (Current Good Manufacturing Practices) compliance at our Massachusetts adhesives manufacturing unit. Our *Gelva* pressure-sensitive adhesives are a vital component of many innovative drug-delivery systems, which include hormone-replacement therapies as well as treatments for central nervous system disorders and heart disease.

PHARMACEUTICAL SERVICES



▹ In drug development, pharmaceutical companies especially value two competencies: quality and speed. Our Pharmaceutical Services business delivers both. In 2001, our efficient and unique combination of service and expertise saved six months of product development time for one of our pharmaceutical customers. This was a valuable benefit, because many new drugs register sales of $1 million per day once approved.

In 2001, Solutia continued to support the growth of this business through strategic investments in our facilities in Switzerland. These included the addition of state-of-the-art equipment that enables our three CarboGen sites to broaden their capabilities and to increase capacity, as well as an expansion of our AMCIS site.

ducts

▹ Solutia is a world leader in the development of environmentally friendly resins, including a complete portfolio of water-borne resins and powder coatings. Stains and varnishes that contain our *Resydrol* resins enhance and protect the natural beauty of wood while providing the application benefits of water-borne systems.

To meet growing demand for environmentally friendly resins, Solutia expanded two production facilities in 2001. One facility, in Denmark, produces *Resydrol* water-borne alkyd resins, which our customers use in products such as outdoor wood and industrial maintenance coatings. The other, in Brazil, produces *Alftalat* polyester powder resins, which our customers use in a wide range of metal products.

ENVIRONMENTALLY FRIENDLY RESINS





DEQUEST

▹ In 2001, Solutia's *Dequest* water-treatment phosphonates business recorded its fifth consecutive year of 10 percent growth, thanks to innovative applications and active geographic expansion. As the global market leader in phosphonates technology, Solutia's *Dequest* products are used in numerous water-treatment applications, from common water softening to specialized applications that turn saltwater into potable water.

PLASTIC PRODUCTS

▹ Solutia's Plastic Products business continues to grow through a combination of established products and creative new applications. Our plastics technology is applied to products such as *Litter Buster* cat litter mats, *Clear Pass* and *Sprayguard* spray-suppressant rain flaps, AstroTurf* and *Clean Machine* doormats, and AstroTurf poultry nest pads. Innovative marketing programs helped drive doormat and litter mat growth by more than 20 percent worldwide in 2001.



*AstroTurf is a registered trademark used under license from Southwest Recreational Industries.

MAXIMIZE THE VALUE OF *Integrated Nylon*

Our Integrated Nylon platform makes Solutia one of the world's few fully integrated producers of nylon 6,6. Our nylon and acrylic fibers are used to make consumer goods such as wear-resistant carpeting, vibrant upholstery fabrics, and tires. Many of Solutia's fibers are sold under widely recognized brand names such as *Wear-Dated* carpet and upholstery for consumers, and *Ultron* carpet for commercial markets. Solutia also produces nylon 6,6 resin, sold under the *Vydyne* and *Ascend* brand names, to the engineered thermoplastics and polymers markets. Our intermediate products are used as feedstock for fiber and resin production and also are sold on the merchant market.

Our Integrated Nylon strategy is to maximize the value of these businesses by leveraging our integrated position, by aggressively managing our costs, and by building on our leading brand names. In 2001, we extended our *Wear-Dated* brand to three new carpets: *Durasoft,* which offers exceptional softness and durability; *ThermaSealed,* which uses new singeing technology to provide the look and feel of wool carpets with the reliability of nylon; and *LiquaShield,* which incorporates a unique barrier that protects the carpet against spills and odors.


WEAR-DATED UPHOLSTERY

- Solutia has doubled its *Wear-Dated* upholstery business over the past five years by establishing an innovative marketing program that focuses on building strong relationships with fabric producers as well as furniture manufacturers and retailers throughout North America. This strategy has successfully increased consumer awareness of *Wear-Dated* upholstery's unparalleled style, comfort and durability.


WEAR-DATED THERMASEALED CARPET
MOHAWK

- Customers of the world's largest carpet retailer, Home Depot, now have the opportunity to purchase one of Solutia's newest products: *Wear-Dated ThermaSealed* carpet in the Natural Elegance collection by Mohawk. This product uses Solutia's *ThermaSealed* technology to create a carpet that has the look and feel of expensive wool with the practicality of nylon.

- Our *Ascend* nylon polymer brand continues to expand into high-performance markets such as food packaging, films for the aerospace industry, and cycling gear with the help of Prime Alliance, a leading distributor of plastic resins. In 2001, *Ascend* became a founding sponsor of the Prime Alliance Cycling Team.


ASCEND NYLON

Stop

cat litter from spreading around the house!

Buy a Litter Buster® mat and get a *$5.00* rebate.

When placed in front of your cat's litter box, a Litter Buster® litter box mat traps kicked litter and also cleans your cat's paws. Thousands of soft grass-like blades, specially formulated for cats, help prevent litter from spreading around the house.

Litter Buster® litter box mats come in regular and extra-large sizes. They work with silica and clumping litter, too.



Limited-time offer for Solutia shareholders


Less Mess
Cleans Paws
KITTY TESTED
LITTER BUSTER

$5.00

Mail-in rebate for Litter Buster® litter box mat

Limited-time offer for Solutia shareholders


LITTER BUSTER
Litter Box Mat

How do I receive my rebate?

1. Purchase a regular or extra-large size Litter Buster® litter box mat at PETsMART, Petco, or another fine pet supply retailer between March 1, 2002, and May 15, 2002. For a participating retailer near you, call 1-800-325-4330.

2. Complete this rebate certificate, and cut it out on the dotted line.

3. Assemble the following:
   - This original rebate certificate with your name and address
   - The original proof-of-purchase UPC symbol from the product label
   - A copy of your store receipt dated between March 1, 2002 and May 15, 2002

4. Mail all of these to:
   Litter Buster® Rebate 2002
   P.O. Box 1426
   Maryland Heights, MO 63043

Rebate certificate, proof-of-purchase UPC symbol, and store receipt must be received no later than June 1, 2002.

No mechanical reproductions or photocopies will be accepted. The limit is one rebate per shareholder. Please allow four to six weeks for shipment of rebate check. Lost, late, mutilated, misdirected, incomplete, illegible or postage-due requests will not be honored. Offer valid only in the United States and only for Solutia shareholders who receive this original rebate

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13255

SOLUTIA INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	43-1781797
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

575 MARYVILLE CENTRE DRIVE, P.O. BOX 66760, ST. LOUIS, MISSOURI	63166-6760
(Address of Principal Executive Offices)	(Zip Code)

(314) 674-1000
Registrant's Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$.01 Par Value Common Stock	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [✓] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant: approximately $636.07 million on February 25, 2002.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 104,604,349 shares of common stock, $.01 par value, outstanding as of the close of business on February 25, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Solutia Inc.'s Notice of Annual Meeting of Stockholders and Proxy Statement dated March 14, 2002 (Part III of Form 10-K).

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 10-K that are considered forward-looking statements under the federal securities laws. We consider all statements regarding anticipated or future matters, including the following, to be forward-looking statements:

- our expected future financial position, liquidity, results of operations, profitability and cash flows;
- dividends and share repurchases;
- financing plans;
- business strategy;
- budgets;
- projected cost reductions;
- results of litigation;
- plans and objectives of management for future operations;
- competitive position;
- growth opportunities for existing products and services;
- price increases;
- benefits from new technology; and
- effect of changes in accounting due to recently issued accounting standards.

These statements are not guarantees of our future performance. They represent our estimates and assumptions only on the date we made them. There are risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. These risks, uncertainties and factors include:

- general economic, business and market conditions, which affect us because some of our customers are in cyclical businesses;
- customer acceptance of new products;
- efficacy of new technology and facilities;
- shortages or pricing of raw materials and energy;
- ability to implement cost reduction initiatives in a timely manner;
- lower prices for our products or a decline in our market share due to competition or price pressure by customers;
- currency fluctuations;
- ability to acquire and integrate new businesses or divest existing businesses;
- exposure to product liability and other litigation and cost of environmental remediation; and
- changes in U.S. and foreign laws and regulations.

PART I

Item 1. BUSINESS.

Solutia Inc. and its subsidiaries make and sell a variety of high-performance chemical-based materials. Using our world-class skills, we create solutions for industrial and individual consumers in household goods, construction, vehicles, industrial products and pharmaceuticals. We have organized our business in three segments: Performance Films, Specialty Products and Integrated Nylon.

Our Performance Films segment manufactures SAFLEX® plastic interlayer, which is used to make laminated glass for windshields. This product is also marketed to the automotive industry for side and rear windows, both under the product category of Enhanced Protective Glass and under the VANCEVA™ brand design systems. We also brand plastic interlayer under the KEEPSAFE®, KEEPSAFE MAXIMUM® and VANCEVA™ marks for architectural applications. In addition, we produce custom-coated window films, branded as LLUMAR® and VISTA®, for after-market automotive and architectural applications; and industrial films for use in high-tech electronic display applications.

Our Specialty Products segment produces a variety of branded resins and additives used to produce high performance coatings for various materials such as metal, wood and plastic; and adhesives. We provide process research, process development and scale-up services for the pharmaceutical industry. In addition, we produce specialty chemicals such as DEQUEST® water treatment chemicals, THERMINOL® heat transfer fluids and SKYDROL® aviation hydraulic fluids.

Our Integrated Nylon segment produces an integrated family of nylon products, including VYDYNE® and ASCEND® nylon polymers; nylon fibers such as WEAR-DATED® and ULTRON VIP® brands used in carpet; ACRILAN® acrylic fibers; and chemical intermediates.

Solutia was incorporated in Delaware in April 1997 as a wholly-owned subsidiary of the former Monsanto Company (now known as Pharmacia Corporation). By September 1, 1997, most of Monsanto's chemical businesses were transferred to Solutia. On that date,

Monsanto distributed all of the outstanding shares of Solutia common stock as a dividend to Monsanto's stockholders, and Solutia became an independent publicly-held company. We refer to this event as the "spinoff" in this document.

Recent Developments

In January 2002, we signed an agreement to sell our 50 percent interest in the Advanced Elastomer Systems joint venture to ExxonMobil Chemical Company, a division of Exxon Mobil Corporation and Exxon Chemical Asset Management Partnership, a subsidiary of Exxon Mobil Corporation for approximately $100 million. We expect the sale to close during the first quarter of 2002 and result in a modest gain.

In November 2001, we amended our $800 million revolving credit facility and terminated our $250 million credit facility. Four of our domestic subsidiaries are guarantors of the amended facility. Borrowings under the amended facility are secured by liens on our inventory and receivables and those of our material domestic subsidiaries and one foreign subsidiary, pledges of 65 percent of the voting stock of two foreign subsidiaries, and a lien on specified principal properties. The aggregate amount of our obligations entitled to the benefit of the lien on the specified properties will not exceed $236 million. The lenders under certain other facilities have the right to share in this collateral.

Segments; Principal Products

Our three business segments are:

- Performance Films;
- Specialty Products; and
- Integrated Nylon.

The tabular and narrative information contained in Note 17 of "Notes to Consolidated Financial Statements" appearing on pages 50 and 51 is incorporated by reference into this section.

Performance Films Segment

Major End-Use Markets	Major Products	Major End-Use Products & Applications	Major Competitors	Major Raw Materials	Major Plants
Construction and Home Furnishings	Polyvinyl butyral for KEEPSAFE®, SAFLEX INSIDE® (used in Europe) and KEEPSAFE MAXIMUM® laminated window glass; VANCEVA™ design films; LLUMAR® and VISTA® professional window films and GILA® retail window films	Products to increase the safety, security, sound attenuation, energy efficiency and ultraviolet protection of architectural glass for residential and commercial structures; after-market films for solar control, security and safety	DuPont; HT Troplast Materials Science Corp. (MSC); Lintec; 3M	Butyraldehyde; ethanol; polyvinyl alcohol; vinyl acetate monomer; polyester film	Ghent, Belgium; Springfield, MA; Trenton, MI; Martinsville, VA
Vehicles	SAFLEX® plastic interlayer for windshields and for side and rear windows of vehicles; VANCEVA™ design films; LLUMAR®, FORMULAONE PERFORMANCE AUTOMOTIVE FILMS® and GILA® retail window films	Products to increase the safety, security, sound attenuation and ultraviolet protection of automotive glass	DuPont; Sekisui MSC; Lintec; Madico; 3M	Butyraldehyde; ethanol; polyvinyl alcohol; vinyl acetate monomer; polyester film	Ghent, Belgium; Springfield, MA; Trenton, MI; Martinsville, VA
Industrial Applications	Industrial films; release liners and deep-dyed films	Window films for architectural and automotive applications	3M; Lintec; MSC; Southwall; Rexam	Ethanol; formaldehyde; maleic anhydride; melamine; polyester film	Martinsville, VA
Electronics	Performance films; conductive and anti-reflective coated films	Computer touch-screens; electroluminescent displays for hand-held electronics and watches; cathode ray tube and LCD monitors	3M; Lintec; MSC; Southwall; Sheldahl	Ethanol; formaldehyde; maleic anhydride; melamine; polyester film	Martinsville, VA; Canoga Park, CA

Specialty Products Segment

Major End-Use Markets	Major Products	Major End-Use Products & Applications	Major Competitors	Major Raw Materials	Major Plants
Capital Equipment	THERMINOL® heat transfer fluids; DEQUEST® water treatment chemicals	Heat transfer fluids; water treatment; oil field chemicals	Dow Chemical Co.; Nippon Steel Chemical Co.; Rhodia; Bayer	Benzene; phenol; phosphorus trichloride	Alvin, TX; Anniston, AL; Newport, Wales (U.K.)
Industrial Applications	MODAFLOW® flow and leveling agents; RESIMENE® crosslinkers; MAPRENAL® and MADURIT® resins; GELVA® pressure sensitive adhesives; chlorobenzenes	Coatings and adhesives; caulks and sealants; paints; coated fabric; wire and cable; liquid coating systems; fiberboard; technical laminates; paper coatings; packaging; medical devices; tapes and graphic arts; herbicides	Cytec Industries; Neste Akzo Nobel; Bayer; National Starch	Acrylate esters; butanol; formaldehyde; melamine; benzene; chlorine	Springfield, MA; Rayong, Thailand; Frankfurt-Fechenheim, Germany; Romano d'Ezzelino, Italy; Sauget, IL; Anniston, AL; Ghent, Belgium; Trenton, MI
Aviation/ Transportation	SKYDROL® aviation hydraulic fluids; SKYKLEEN® aviation solvents	Hydraulic fluids for commercial aircraft; environmentally friendly solvents for aviation maintenance	ExxonMobil	Phosphorus oxychloride; methanol	St. Louis, MO
Vehicles	MODAFLOW® flow and leveling agents; RESIMENE® crosslinkers; VIACRYL®, MACRYNAL®, VIALKYD®, DUROXYN®, VIAKTIN®, VIAMIN® and HOSTAFLEX® resins; RESYDROL® waterborne resins; ALFTALAT®, SYNTHACRYL® and VIAKTIN® solid resins; CLEAR PASS® and SPRAY GUARD® truck mud flap liners	Coatings and adhesives; caulks and sealants; paints; coated fabric; wire and cable; automotive, industrial and decorative coatings; environmentally friendly coatings; spray suppression on trucks	Cytec Industries; DSM; Cray Valley/Total; UCB	Acrylate esters; butanol; formaldehyde; melamine; methanol; terephthalic acid; polyethylene	Springfield, MA; Frankfurt-Fechenheim, Hamburg; and Wiesbaden, Germany; Rayong, Thailand; Romano d'Ezzelino, Italy; Ghent, Belgium; St. Louis, MO
Construction and Home Furnishings	ASTROTURF® and CLEAN MACHINE® door mats	Entrance matting	Elecster; Fichet; HBN-Teknik	Polyethylene	St. Louis, MO; Ghent, Belgium
Pharmaceuticals	Services for process research and development, small scale-up manufacturing and small volume licensed production	New pharmaceuticals	Rhodia ChiRex; Albany Molecular Research; Pharma-Eco; Evotec		Aarau, Bubendorf and Friborg, Switzerland

Integrated Nylon Segment

Major End-Use Markets	Major Products	Major End-Use Products & Applications	Major Competitors	Major Raw Materials	Major Plants
Construction and Home Furnishings	Nylon carpet staple; nylon bulk continuous filament; ACRILAN® acrylic fiber; ASCEND® nylon polymer	WEAR-DATED® residential and ULTRON VIP® commercial carpet; WEAR-DATED® upholstery fabrics; blankets; non-woven reinforcement and linings	DuPont; Honeywell; BASF	Acrylonitrile; ammonia; cyclohexane; propylene	Pensacola, FL; Greenwood, SC; Decatur and Foley, AL
Personal Products	ACRILAN® acrylic fiber; ASCEND® nylon polymer	Sweaters; knit apparel; half-hose; active wear; craft yarns; hand-knit yarns; apparel; dental floss; intimate apparel	Acordis; DuPont; Radici	Acrylonitrile; ammonia; cyclohexane; propylene	Pensacola, FL; Decatur, AL; Greenwood, SC
Vehicles	Nylon filament; VYDYNE® nylon molding resins; ASCEND® nylon polymer; ACRILAN® acrylic fiber	Tires; brakes; convertible tops; automotive interior, exterior and under-the-hood molded parts	Acordis; DuPont; Rhodia; Asahi Chemical; DUSA	Acrylonitrile; ammonia; cyclohexane; propylene	Pensacola, FL; Decatur, AL; Greenwood, SC
Industrial Applications	ACRILAN® acrylic fiber; ASCEND® nylon polymer; industrial nylon fiber	Conveyer belts; awnings and outdoor furniture; nylon film cooking bags; specialized food packaging	Acordis; DuPont; Honeywell; BASF	Acrylonitrile; ammonia; cyclohexane; propylene	Pensacola, FL; Decatur, AL; Greenwood, SC
Intermediate Chemicals	Nylon salt; adipic acid; hexamethylenediamine; acrylonitrile	Nylon and acrylic fiber; nylon and ABS plastics	DuPont; Rhodia; BASF; Asahi Chemical	Natural gas; propylene; cyclohexane	Decatur, AL; Alvin, TX; Greenwood, SC; Pensacola, FL

Principal Equity Affiliates

We participate in a number of joint ventures in which we share management control with other companies. Our equity earnings (loss) from affiliates were $(13) million in 2001, $35 million in 2000 and $36 million in 1999. Principal joint ventures include Flexsys, L.P., Advanced Elastomer Systems, L.P. and Astaris LLC.

Flexsys, headquartered in Belgium, is a leading supplier of process chemicals to the rubber industry. Its product line includes a number of branded accelerators (SANTOCURE®, THIOFIDE® and THIOTAX®), pre-vulcanization inhibitors (SANTOGARD®), antidegradants and antioxidants (FLECTOL® and SANTOWHITE®) and insoluble sulphur (CRYSTEX®). Flexsys is a 50/50 joint venture with Akzo Nobel N.V.

Advanced Elastomer Systems, headquartered in the United States, produces and sells thermoplastic elastomers—materials that combine the processability of thermoplastics and the functional performance of thermoset rubber products. The joint venture's product lines include SANTOPRENE® thermoplastic rubber and VISTAFLEX® thermoplastic elastomer. Advanced Elastomer Systems is a 50/50 joint venture with ExxonMobil Chemical Company. For information regarding the sale of Solutia's interest in this joint venture, see "Recent Developments" on page 2 above.

Astaris, headquartered in the United States, sells phosphorus and phosphate salts. Its product line includes a number of branded products such as LEVN-LITE®, PAN-O-LITE® and LEVERAGE® phosphate, which are sold into the bakery markets. The business also services the pharmaceutical, meat and poultry and industrial marketplaces. Astaris is a 50/50 joint venture with FMC Corporation.

Sale of Products

We sell our products directly to end users in various industries, principally by using our own sales force, and, to a lesser extent, by using distributors. Under a marketing alliance between Solutia and Dow Plastics, a business unit of The Dow Chemical Company, Dow markets Solutia's VYDYNE® nylon 6,6 molding resins for injection molding applications worldwide. On March 1, 2002, Solutia and Dow Plastics signed a formal agreement to end the marketing alliance. Our marketing and distribution practices do not result in unusual working capital requirements on a consolidated basis. We maintain inventories of finished goods, goods in process and raw materials to meet customer requirements and our scheduled production. In general, we do not manufacture our products against a backlog of firm orders; we schedule production to meet the level of incoming orders and the projections of future demand. We are not generally dependent upon one or a group of customers, and we have no material contracts with the government of the United States, or any state or local, or foreign government. In general, our sales are not subject to seasonality. While no single customer or customer group accounts for 10 percent or more of our net sales, sales to the carpet mill industry and the European auto glass industry each represent a significant portion of our net sales.

Competition

The global markets in which our chemical businesses operate are highly competitive. We expect competition from other manufacturers of the same products and from manufacturers of different products designed for the same uses as ours to continue in both U.S. and ex-U.S. markets. Depending on the product involved, we encounter various types of competition, including price, delivery, service, performance, product innovation, product recognition and quality. Overall, we regard our principal product groups as competitive with many other products of other producers and believe that we are an important producer of many of these product groups. For information regarding competition in specific markets, see the charts under "Segments; Principal Products" above.

Raw Materials and Energy Resources

We purchase large amounts of commodity raw materials, including propylene, cyclohexane, benzene and natural gas. We typically purchase major requirements for key raw materials pursuant to medium-term contracts. We are not dependent on any one supplier for a material amount of our raw materials or energy requirements, but we obtain certain important raw materials from a few major suppliers. In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply. For information about specific raw materials, see the charts under "Segments; Principal Products" above.

While temporary shortages of raw materials and energy may occasionally occur, these items are generally sufficiently available to cover our current and projected requirements. However, their continuing availability and price may be affected by unscheduled plant interruptions and domestic and world market conditions, political conditions and governmental regulatory actions. The effect of any future raw material and energy shortages on our business as a whole or in specific world areas cannot be accurately predicted.

For additional information on raw materials and energy, see "Outlook and Economic Conditions" on page 22 below.

Patents and Trademarks

We own a large number of patents that relate to a wide variety of products and processes and have pending a substantial number of patent applications. In addition, we are licensed under a small number of patents owned by others. We own a considerable number of established trademarks in many countries under which we market our products. These patents and trademarks in the aggregate are of material importance to our operations and to our Performance Films, Specialty Products and Integrated Nylon segments.

Research and Development

Research and development constitute an important part of our activities. Our expenses for research and development amounted to approximately $58 million in 2001, $67 million in 2000, and $58 million in 1999, or about 2 percent of sales on average. We focus our research and development expenditures on process improvements and selected product development.

Our Performance Films segment launched the VANCEVA™ brand of Advanced Solutions for Glass™ products to meet the needs of the architectural and automotive markets. In addition, this segment added several new products to its line of solar control and security films for aftermarket applications. Our Specialty Products segment developed low temperature vapor phase heat transfer fluid for processing of temperature sensitive polymers and developed biodegradable chelates and scale inhibitors to meet market needs for more environmentally friendly products. Our Integrated Nylon segment introduced a new wear-resistant staple fiber system for carpet under the TRAFFIC CONTROL FIBER SYSTEM® brand name. This segment also introduced a new technology called VYDYNE® 2000, offering whiter and improved grades of VYDYNE® engineering thermoplastic resins.

Environmental Matters

The narrative information appearing under "Environmental Matters" beginning on page 24 below is incorporated here by reference.

Employee Relations

On December 31, 2001, we had approximately 9,170 employees worldwide. In general, satisfactory relations have prevailed between our employees and us. We use self-directed work teams, incentive programs and other initiatives to keep employees actively involved in the success of the business. Approximately 25 percent of our workforce is represented by various labor unions.

International Operations

Solutia and its subsidiaries are engaged in manufacturing, sales and research and development in areas outside the United States. Approximately 43 percent of our consolidated sales in 2001 were made into markets outside the United States, including Europe, Canada, Latin America and Asia. Our Performance Films and Specialty Products segments are particularly dependent on their international operations. Approximately one-half of the 2001 sales of the Performance Films segment and two-thirds of the 2001 sales of the Specialty Products segment were made into markets outside the United States. Identifiable assets of the non-United States operations represented approximately 26 percent of total identifiable assets at December 31, 2001.

Operations outside the United States are potentially subject to a number of risks and limitations that are not present in domestic operations, including trade restrictions, investment regulations, governmental instability and other potentially detrimental governmental practices or policies affecting companies doing business abroad.

Operations outside the United States are also subject to fluctuations in currency values. The functional currency of each of our non-United States operations is the local currency. Exchange rates between these currencies and U.S. dollars have fluctuated significantly in recent years and may do so in the future. In addition, we generate revenue from export sales and operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency.

Item 2. PROPERTIES.

Solutia's general offices are located in a leased facility in St. Louis County, Missouri. Our principal European offices are located in Louvain La Neuve, Belgium, on land leased from the University of Louvain. We also have research laboratories, research centers and manufacturing locations worldwide. Information about our major manufacturing locations worldwide and segments that used these locations on January 1, 2001, appears under "Segments; Principal Products" in Item 1 of this report and is incorporated here by reference.

Our principal plants are suitable and adequate for their use. Utilization of these facilities varies with seasonal, economic and other business conditions, but none of our principal plants are substantially idle. Our facilities generally have sufficient capacity for existing needs and expected near-term growth. We have plans in place to expand facilities that we anticipate will reach capacity in the next two to three years.

We own most of our principal plants. However, at Antwerp, Belgium and Sao Jose dos Campos, Brazil, both of which are Monsanto sites, we own certain buildings and production equipment and lease the underlying land. We also lease the land for our Vianova Resins facilities at Suzano, Brazil and Frankfurt-Fechenheim, Germany from Clariant. In addition, we lease the buildings for our pharmaceuticals services unit, including the main production site in Aarau, Switzerland.

Monsanto and Solutia have operating agreements with respect to each of the two Monsanto facilities listed above and Solutia's Chocolate Bayou facility in Alvin, Texas. Under these operating agreements, we are the guest and Monsanto is the operator at the facilities except the Chocolate Bayou facility at which Monsanto is the guest and we are the operator. The initial term of each of the operating agreements is 20 years. After the initial term, the operating agreements continue indefinitely unless either party terminates on at least 24 months' prior written notice. Each of the operating agreements also provides that, under certain circumstances, either the operator or the guest may terminate the operating agreement before the expiration of its initial term. We operate several facilities for other third parties, principally within the Chocolate Bayou; Sauget, Illinois; Pensacola, Florida; Trenton, Michigan and Newport, Wales (U.K.) sites, under long-term lease and operating agreements.

In connection with the amendment in November 2001 of our $800 million revolving credit facility, we granted mortgages on our facilities located in Decatur, Alabama; Springfield, Massachusetts; Trenton, Michigan; Greenwood, South Carolina and Alvin, Texas. The aggregate amount of our obligations entitled to the benefit of the mortgages on these properties will not exceed $236 million. The lenders under certain other facilities have the right to share in this collateral. In addition, there is a mechanics' lien that Fluor Daniel, a division of Fluor Enterprises, Inc., has filed against our Chocolate Bayou (Alvin, Texas) facility in the amount of approximately $42 million in connection with Fluor Daniel's claim against us for the alleged non-payment of certain labor and materials charges relating to the construction of our acrylonitrile facility.

Item 3. LEGAL PROCEEDINGS.

Because of the size and nature of its business, Solutia is a party to numerous legal proceedings. Most of these proceedings have arisen in the ordinary course of business and involve claims for money damages. In addition, at the time of the spinoff, we assumed from the former Monsanto Company (now Pharmacia Corporation), under an agreement known as the Distribution Agreement, liabilities related to specified legal proceedings. As a result, although Monsanto remains the named defendant, we are required to manage the litigation and indemnify Monsanto for costs, expenses and judgments arising from the litigation. While the results of litigation cannot be predicted with certainty, Solutia does not believe, based upon currently available facts, that the ultimate resolution of any of these pending matters will have a material adverse effect on Solutia's financial position or liquidity in any one year. However, resolution in those cases described below involving the alleged discharge of polychlorinated biphenyls ("PCBs") from the Anniston, Alabama plant site may have a material adverse effect on Solutia's net income in a given year, although it is impossible at this time to estimate the range or amount of any such liability. The following paragraphs describe several proceedings to which Solutia is a party or to which Monsanto is a party and for which Solutia assumed any liabilities.

Anniston, Alabama Cases

On November 15, 1993, Monsanto was named as a defendant in *Dyer, et al. v. Monsanto Company, et al.,* filed in Circuit Court in St. Clair County, Alabama, the first of a number of lawsuits in which plaintiffs claim to have sustained personal injuries or property damage as a result of the alleged release of polychlorinated biphenyls ("PCBs") and other materials from its Anniston, Alabama plant site. The following matters are currently pending or have been resolved as follows:

(1) Monsanto was one of a number of defendants in two actions, one pending in Circuit Court for Talladega County, Alabama, the other, in Circuit Court for St. Clair County, Alabama, brought on behalf of 107 plaintiffs who are owners of property along waterways near the Anniston plant. Plaintiffs allege fear of toxic contamination, mental and emotional distress, increased risk of disease and fear of cancer as well as diminished value of their properties. Plaintiffs in these cases opted out of the *Dyer* case referenced above, a certified class of property owners along waterways near the Anniston plant. That class action, which was pending in Circuit Court for St. Clair County, Alabama, was settled in 1999. On November 15, 2001, an agreement to settle these opt-out cases was reached.

(2) Monsanto is a defendant in one additional action brought in Circuit Court in Shelby County, Alabama on behalf of a purported class of property owners farther downstream along waterways near the plant. Plaintiffs seek compensatory and punitive damages in an unspecified amount for an alleged increased risk of physical injury or illness, emotional distress caused by fear of future injury or illness, medical monitoring and diminishment in the value of their properties and their riparian rights. On October 5, 1999, the trial court granted Solutia's motion for summary judgment, holding that plaintiffs had, in an action not involving Monsanto or Solutia, recovered for the damages they claim in this action. In addition, the court found that plaintiffs' claims were barred by the statute of limitations. Plaintiffs timely filed their appeal with the Alabama Supreme Court. On May 4, 2001, the Alabama Supreme Court

issued an opinion affirming in part and reversing in part the order of the trial court. The Alabama Supreme Court held that summary judgment was properly granted with respect to claims relating to the period up to the date of settlement of the previous action. However, the Alabama Supreme Court held that plaintiffs were permitted to maintain the claims relating to the period from the settlement of the prior action until the filing of the instant action.

(3) Monsanto was the sole defendant in an action in United States District Court for the Northern District of Alabama, *Hinton vs. Monsanto,* brought on behalf of a purported class of "[a]ll persons who reside, or who at one time did reside, in the areas contaminated by the Defendant's Anniston, Alabama plant and were thereby directly or indirectly exposed to PCBs." Plaintiffs allege that as a result of this exposure, they are at an increased risk of suffering personal injuries and seek an injunction mandating medical monitoring and funding of a study of the alleged adverse health effects of this exposure. On December 27, 2000, the district court certified the following question of law to the Alabama Supreme Court: "Does a complaint which does not allege any past or present personal injury to the plaintiff state a cause of action for medical monitoring and study when the plaintiff alleges that he has been exposed to hazardous contamination and pollution by the conduct of the defendant?" On September 14, 2001, the Alabama Supreme Court answered that question in the negative. Finding that under Alabama law an injury is required for a cause of action to accrue, the court held that in the absence of such injury, no claim exists. On October 12, 2001 the district court entered an order dismissing this action with prejudice. No appeal was filed, and this matter is concluded.

(4) Monsanto and Solutia were named as defendants in fourteen cases in Circuit Court in Calhoun County, Alabama and one case in United States District Court for the Northern District of Alabama brought on behalf of 3,536 individuals who own or rent homes, own or operate businesses, attend churches, or who have otherwise resided or visited in neighborhoods near the Anniston plant, and four commercial entities which own property near the Anniston plant or have conducted business on and near property owned by the plant. One of the cases pending in Circuit Court in Calhoun County has been brought on behalf of a purported class of all Alabama residents who have been exposed to PCBs or other materials allegedly released from the Anniston plant. Plaintiffs seek compensatory and punitive damages in an unspecified amount or in the amount of $3 million for each individual and injunctive relief requiring the Company to remove alleged contamination. The individual plaintiffs claim to have suffered permanent adverse health effects and fear future disease. They assert the need for medical monitoring, diminution in the value of their properties in the case of residential and commercial property owners and commercial losses in the case of business owners. Because of significant pretrial publicity in Calhoun County, venue in four of those cases, brought on behalf of 3,501 plaintiffs, has been transferred to circuit court in Etowah County, Alabama. These four cases, sometimes referred to as *Abernathy vs. Monsanto* or *Bowie vs. Monsanto,* have been consolidated for trial. Because of the number of plaintiffs in the consolidated action, trial is proceeding in phases. Sixteen individual plaintiffs and one business entity were selected by plaintiffs to participate in a "Phase I" trial, which began with jury selection on January 7, 2002. On February 22, 2002, the jury returned a verdict finding defendants liable on six legal theories: negligence, wantonness, suppression, nuisance, trespass and outrage. We anticipate that the issue of compensatory damages for the seventeen Phase I plaintiffs will be submitted to the jury on March 5, 2002, and that the jury's verdict will be sealed. On February 25, 2002, the court asked the jury to determine whether the circumstances in Anniston constitute a public nuisance. The jury answered that question in the affirmative. On February 26, 2002, the Attorney General of Alabama and the district attorneys of Calhoun, Shelby, St. Clair and Talladega Counties filed a motion to intervene in this case. The Attorney General and the district attorneys are seeking an order directing defendants to fund an investigation of the extent of the impact of PCBs in those counties, and setting a schedule and procedures for a cleanup. On February 28, 2002, the Alabama Department of Environmental Management intervened in this action, to assure that decisions reached by the court have a sound scientific basis. Venue in two additional cases brought of behalf of four plaintiffs in Calhoun County has been transferred to circuit court in Jefferson County, Alabama. Venue in one additional action brought on behalf of two plaintiffs in Calhoun County has been transferred to circuit court in Dekalb County, Alabama.

(5) Monsanto and Solutia were named as defendants in a case filed in United States District Court for the Northern District of Alabama on behalf of a total of 1,116 plaintiffs, who claimed to be "minor children or persons under the age of twenty-one years" who resided in "poor areas" near the Anniston plant. Plaintiffs allege they were exposed to PCBs and suffer from unspecified physical injuries and emotional distress. This case is sometimes referred to as *Tolbert vs. Monsanto.* They seek compensatory and punitive damages in unspecified amounts and request medical testing, monitoring and treatment, as well as unspecified injunctive relief. On January 28, 2002, plaintiffs filed an amended complaint that added approximately 14,000 plaintiffs, bringing the total number of plaintiffs in this case to approximately 15,000. Approximately 2,000 of the 14,000 newly-added plaintiffs had previously been plaintiffs in a case filed against Monsanto and Solutia in United States District Court for the Northern District of Mississippi on July 24, 2001. That action was voluntarily dismissed by plaintiffs on December 11, 2001. Plaintiffs in the dismissed Mississippi action claimed to be parents or other relatives of the 1,116 plaintiffs in the action in the Northern District of Alabama.

(6) Monsanto and Solutia were named as defendants in an action brought in Circuit Court for Calhoun County, Alabama on behalf of a purported class of owners of property upon which was deposited soil allegedly contaminated with PCBs and taken from the site of

a nearby commercial development. In July 2001 plaintiffs advised Solutia and the court that they had withdrawn their class action allegations. On November 19, 2001, agreement to settle this matter was reached.

Solutia believes that there are meritorious defenses to all these matters, including lack of any physical injury or property damage to plaintiffs, lack of any imminent or substantial endangerment to health or the environment and lack of negligence or improper conduct on the part of Monsanto or Solutia. Solutia also believes that many of the claims in these cases are barred by the decision of the Alabama Supreme Court in the *Hinton* case described above. Solutia is vigorously defending these actions.

Penndot Case

Monsanto is one of several defendants added on February 7, 1997, to *Pennsylvania Department of General Services, et al. v. United States Mineral Products Company, et al.,* a case then pending in the Commonwealth Court of Pennsylvania. This action was originally filed against United States Mineral Products Company in 1990 by the Commonwealth of Pennsylvania, seeking damages caused by the presence of asbestos fireproofing in the Transportation and Safety Building ("T & S Building"), which was part of the Commonwealth's Capital Complex in Harrisburg, Pennsylvania. In June 1994 a fire broke out in the T & S Building. Testing following the fire revealed the presence of low levels of PCBs at various locations in the building, which the Commonwealth alleges necessitated its demolition. The Commonwealth seeks recovery of costs it allegedly incurred in testing, monitoring, cleanup, demolition and relocation caused by the alleged contamination. In addition, the Commonwealth seeks the cost of constructing a new building on the site of the T & S Building. Trial of this action commenced with the selection of a jury in April 1999. On August 23, 2000, the jury returned a verdict of $90 million against Monsanto. The trial court reduced the verdict to $45 million to account for a settlement reached with the Commonwealth by a codefendant during trail. Prejudgment interest in an amount to be determined by the court will be added to the verdict. Solutia believes that there are meritorious defenses, including lack of any hazard or danger to occupants of or visitors to the T & S Building caused by the presence of PCBs; a determination by the Pennsylvania Department of Health that the building was safe for use and occupancy; the failure of the Commonwealth to act prudently following the fire to mitigate its alleged damages; the impropriety of using replacement cost as a measure of damages; and the fact that most of plaintiffs' damages would have been incurred during the removal of asbestos fireproofing and the installation of fire sprinklers required to comply with the 1987 Harrisburg Fire Safety Code, and thus cannot be attributed to the presence of PCBs. Solutia will vigorously pursue its post-trial and appellate remedies.

Other Cases

Solutia was named as the defendant in *Fluor Daniel Corporation v. Solutia Inc.,* filed on February 8, 2001, in United States District Court for the Southern District of Texas, Galveston Division. Fluor Daniel Corporation ("Fluor") was the main contractor for construction of a new acrylonitrile manufacturing facility located at our Chocolate Bayou, Texas facility. Fluor seeks damages of approximately $65 million to $70 million based on allegations of delays/disruption in the construction schedule, change orders, and entitlement to a bonus under contract provisions. Solutia has asserted a counterclaim against Fluor for approximately $1 million, based on Fluor's failure to perform according to the plans and specifications set forth in the contract. Solutia believes it has meritorious defenses to Fluor's claims, including lack of any conduct on its part that would constitute disruption or delay, and Fluor's failure to satisfy contractual requirements for entitlement to any bonus. Solutia is vigorously defending this matter and intends to pursue its counterclaim.

On December 4, 1998, the U.S. Environmental Protection Agency ("EPA") issued a notice of violation to Solutia, Monsanto and P4 Production, L.L.C., alleging violations of the Wyoming Environmental Quality Act, the Wyoming Air Quality Standards & Regulations and a permit issued in 1994 by the Wyoming Department of Environmental Quality to Sweetwater Resources, Inc., a former subsidiary of Monsanto, for a coal coking facility in Rock Springs, Wyoming. This facility is currently owned by P4 Production, a joint venture formed in conjunction with the spinoff of Solutia by Monsanto, which Pharmacia Corporation now both operates and controls. Despite the sale of substantially all of Solutia's interest in this joint venture, we continue to be a party to this litigation. On November 22, 1999, the United States, on behalf of the EPA, demanded $2.5 million from P4 Production, Solutia and Monsanto as well as injunctive relief ensuring compliance with the permit requirements. On January 18, 2000, P4 Production, Solutia and Monsanto filed a complaint for declaratory relief in the United States District Court for the District of Wyoming against the EPA. The companies are seeking a determination that the action the EPA is threatening against them is precluded by the doctrine of *res judicata,* among other things, since the issues are the same matters that were resolved by a June 25, 1999, consent decree between the three companies and the State of Wyoming. On May 5, 2000, the United States filed its memorandum in opposition to the companies' motion for summary judgment and its cross-motion for summary judgment against the companies. Oral argument on the merits of these motions occurred on June 7, 2000.

Risk Management

We have evaluated risk retention and insurance levels for product liability, property damage and other potential areas of risk. We will continue to devote significant effort to maintaining and improving safety and internal control programs, which reduce our exposure to certain risks. We actively participate in the safety and health Voluntary Protection Program ("VPP") administered by the Occupational

Safety and Health Administration ("OSHA") for sites in the United States, and implemented by Solutia for sites outside the United States. Currently, ten of our U.S. sites qualify for the OSHA VPP "Star" designation, a rating designating full compliance. Three of our ex-U.S. sites, two in Europe and one in Canada, have achieved the Solutia "Star" designation, which is an internal equivalent to the OSHA designation.

Our management decides the amount of insurance coverage to purchase from unaffiliated companies and the appropriate amount of risk to retain and/or co-insure based on the cost and availability of insurance and the likelihood of a loss. Management believes that the levels of risk that Solutia has retained are consistent with those of other companies in the chemical industry. There can be no assurance that we will not incur losses beyond the limits, or outside the coverage, of our insurance. Solutia does not expect its consolidated financial position, profitability and liquidity to be affected materially by the levels of risk retention that it accepts.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to our security holders during the fourth quarter of 2001.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our stock is traded principally on the New York Stock Exchange under the Symbol "SOI."

The following table shows the high and low sales prices for each quarter during 2001 and 2000 as reported in the New York Stock Exchange Composite Transactions.

2001	High	Low	2000	High	Low
First Quarter	$14.85	$12.06	First Quarter	$17.19	$11.63
Second Quarter	15.07	12.03	Second Quarter	15.56	11.25
Third Quarter	14.14	11.25	Third Quarter	15.69	10.38
Fourth Quarter	14.28	11.71	Fourth Quarter	13.00	10.88

On February 25, 2002, we had 34,367 registered shareholders.

The declaration and payment of dividends is made at the discretion of our board of directors. The board's current policy is to pay cash dividends on an annual basis in December. The annual dividend paid in 2000 and 2001 was $0.04. We anticipate that the current four-cent annual dividend will remain unchanged for the foreseeable future.

Item 6. SELECTED FINANCIAL DATA.

Financial Summary
(Dollars in millions, except per share amounts)

Operating Results:	2001	2000	1999	1998	1997
Net Sales	$ 2,817	$ 3,185	$ 2,830	$ 2,835	$ 2,969
Gross Profit	429	486	652	750	653
As percent of net sales	15%	15%	23%	26%	22%
Marketing, Administrative, and Technological Expenses	401	429	355	364	363
As percent of net sales	14%	13%	13%	13%	12%
Amortization Expense	34	33	3	—	—
Operating Income (Loss)(1)	(6)	24	294	386	290
As percent of net sales	—	1%	10%	14%	10%
Income (Loss) Before Income Taxes	(77)	41	303	375	290
Net Income (Loss)(2)	(59)	49	206	249	192
As percent of net sales	(2)%	2%	7%	9%	6%
Share Data:					
Basic Earnings (Loss) per Share	$ (0.57)	$ 0.46	$ 1.86	$ 2.16	$ 1.63
Diluted Earnings (Loss) per Share	(0.57)	0.46	1.80	2.03	1.55
Dividends per Share	0.04	0.04	0.04	0.04	0.01
Common Stock Price:					
High	15.07	17.19	26.31	32.00	27.75
Low	11.25	10.38	13.50	18.69	18.69
Close	14.02	12.00	15.44	22.38	26.69
Price/Earnings Ratio on Year-End Stock Price	(25)	26	9	11	17
Number of Registered Shareholders	34,668	36,703	39,171	41,864	57,894
Year-End Shares Outstanding (in millions)	104.5	102.9	109.5	112.8	117.4
Shares Repurchased (in millions)	—	7.7	3.8	6.2	1.6
Average Daily Trading Volume (in thousands)	358	518	458	401	1,053
Other Data:					
Interest Expense(3)	$ 90	$ 83	$ 40	$ 43	$ 41
Income Taxes (Benefit)	(18)	(8)	97	126	98
Depreciation and Amortization	184	191	151	147	145
Total Assets	3,408	3,581	3,770	2,765	2,768
Capital Expenditures	94	221	257	158	165
Long-Term Debt	627	784	802	597	597
Employees (Year-End)	9,170	10,200	10,600	8,700	8,800

(1) Operating income (loss) includes restructuring charges and other items of $78 million in 2001, $158 million in 2000, $61 million in 1999, $1 million in 1998 and $84 million in 1997.

(2) Net income (loss) includes restructuring charges and other items of $79 million, or $0.76 per share in 2001, $74 million, or $0.68 per share in 2000, $38 million, or $0.33 per share in 1999, $1 million, or $0.01 per share in 1998 and $53 million, or $0.43 per share, in 1997.

(3) Monsanto used a centralized approach to cash management and the financing of its operations. As a result, cash and cash equivalents and debt were not allocated to Solutia in the historical financial statements. Interest expense was allocated to Solutia in its 1997 consolidated financial statements to reflect Solutia's pro rata share of the financing structure of Monsanto.

See Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Condition and Liquidity under Item 7 for more information.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K.

Overview

Solutia's reportable segments and their major products are as follows:

Performance Films	Specialty Products	Integrated Nylon
SAFLEX® plastic interlayer KEEPSAFE®, SAFLEX INSIDE® (in Europe only) and KEEPSAFE MAXIMUM® glass for residential security and hurricane protection windows	Resins and additives, including ALFTALAT® polyester resins, RESIMENE® and MAPRENAL® crosslinkers, SYNTHACRYL® acrylic resins and GELVA® pressure-sensitive adhesives	Nylon intermediate "building block" chemicals
LLUMAR®, VISTA® and GILA® professional and after-market window films VANCEVA™ design, enhanced security and sound attenuation films	Industrial products, including THERMINOL® heat transfer fluids, DEQUEST® water treatment chemicals, SKYDROL® hydraulic fluids and SKYKLEEN® cleaning fluids for aviation and chlorobenzenes	Merchant polymer and nylon extrusion polymers, including VYDYNE® and ASCEND® Carpet fibers, including the WEAR-DATED® and ULTRON VIP® brands
Conductive and anti-reflective coated films and deep-dyed films	Pharmaceutical services, including process research, process development services, scale-up capabilities and small scale manufacturing for the pharmaceutical industry	Industrial nylon fibers ACRILAN® acrylic fibers for apparel, upholstery fabrics, craft yarns and other applications

Solutia evaluates the performance of its operating segments based on segment earnings before interest expense and income taxes (EBIT), which includes marketing, administrative, technological, and amortization expenses and other non-recurring charges such as restructuring and asset impairment charges that can be directly attributable to the segment profit/(loss). Certain expenses and other items that are managed outside of the segments are excluded. These unallocated items consist primarily of corporate expenses, equity earnings (loss) from affiliates, interest expense, other income—net and expense items, and certain non-recurring items such as gains and losses on asset dispositions and restructuring charges that are not directly attributable to the operating segment. See Note 17 to the Consolidated Financial Statements for further information.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates of certain amounts included in the financial statements. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. (Solutia's significant accounting policies are more fully described in Note 1 to the consolidated financial statements.)

Environmental Remediation

Costs for remediation of waste disposal sites are accrued in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Postclosure costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

Self-Insurance

Solutia maintains self-insurance reserves to cover its estimated future legal costs and settlements related to workers' compensation, product, general, auto and operations liability claims that are less than policy deductible amounts or not covered by insurance. The Company also has purchased commercial insurance in order to reduce its exposure to such claims. Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experience.

Income Taxes

Solutia accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates. Solutia records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While Solutia has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Solutia were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should Solutia determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Impairment of Long-Lived Assets

Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value, at an appropriate discount rate.

Results of Operations

(dollars in millions)	2001	2000	1999
Net Sales	$2,817	$3,185	$2,830
Operating Income/(Loss)	$ (6)	$ 24	$ 294
Charges included in Operating Income/(Loss)	$ (78)	$ (158)	$ (61)

Solutia's net sales for 2001 of $2.817 billion were 12 percent lower than 2000 net sales of $3.185 billion and slightly lower than 1999 net sales of $2.830 billion. A number of events affect the comparability of 2001 results with those in 2000 and 1999. These events include the acquisitions of the Vianova Resins Group in December 1999, CarboGen Holdings AG in February 2000 and AMCIS AG in March 2000. In addition, Solutia contributed its Phosphorus Derivatives business to the Astaris joint venture in April 2000 and sold its Polymer Modifiers business in August 2000. Excluding the sales associated with the Phosphorus Derivatives and Polymer Modifiers businesses, net sales for 2001 were down 7 percent from the comparable period of 2000. The net sales decrease reflected lower volumes, lower average selling prices and unfavorable currency exchange rate fluctuations. After adjustments for acquisitions and divestitures, net sales for 2000 increased 3 percent over net sales in 1999. The increase reflected higher average selling prices, partially offset by unfavorable currency exchange rate fluctuations and lower volumes.

The operating loss for the year ended December 31, 2001 was $6 million, compared to 2000 operating income of $24 million and 1999 operating income of $294 million. As indicated in the preceding table, operating results for each year were affected by various charges, which are described in greater detail in the following sections. Excluding the effects of the charges in both 2001 and 2000, the 2001 decline in operating income was primarily caused by the impact of lower net sales, partially offset by lower raw material and energy costs and lower administrative and technological expenses. The decrease in administrative and technological expenses can be attributed principally to lower personnel costs resulting from restructuring activities during 2001. Operating income in 2000 decreased 49 percent from operating income in 1999 when charges are excluded from both years. The decline in 2000 operating income versus operating income in 1999 was caused by higher raw material and energy costs that resulted from the sharp increase in petrochemical and natural gas prices. In addition, higher marketing, administrative, technological and amortization expenses associated with acquisitions and the integration of newly acquired companies, along with spending on growth programs, contributed to the operating income decline.

Performance Films

(dollars in millions)	2001	2000	1999
Net Sales	$591	$692	$669
Segment Profit	$ 61	$106	$126

Net sales for Performance Films were $591 million in 2001, compared with $692 million in 2000 and $669 million in 1999. The 15 percent decrease in 2001 net sales over 2000 principally resulted from the loss of sales from the divestiture of the Polymer Modifiers business. Excluding the Polymer Modifiers business, net sales decreased 2 percent from the comparable prior year period. Net sales were negatively affected by unfavorable currency exchange rate fluctuations due to the devaluation of the euro and Japanese yen in relation to the U.S.

dollar. Also, to a lesser extent, businesses in this segment achieved lower average selling prices than those of the year-ago period due to competitive pricing pressures. Sales volumes increased over the prior-year period because of increased demand for SAFLEX® plastic interlayer products by European and Asian automotive glass manufacturers and European architectural glass laminators. Partially offsetting the increases in sales volumes were decreased demand by North American automotive glass manufacturers and lower specialty films sales into the electronic display market.

The Performance Films segment's net sales for 2000 increased 3 percent over 1999 net sales because of the full year's effect of the CPFilms acquisition and higher volumes in the SAFLEX® plastic interlayer business, partially offset by the loss of sales from the Polymer Modifiers business and unfavorable currency exchange movements. Excluding CPFilms and the Polymer Modifiers businesses, 2000 net sales were up slightly from 1999 net sales. Higher year-over-year volumes in the SAFLEX® plastic interlayer business were driven primarily from increased demand by North American and European automotive glass manufacturers. Also, to a lesser extent, businesses in this segment achieved higher average selling prices than those of the 1999 period. Offsetting the increases in sales volumes and average selling prices were unfavorable currency exchange movements due to the devaluation of the euro in relation to the U.S. dollar.

Segment profit was $61 million in 2001, versus $106 million in 2000 and $126 million in 1999. The 42 percent decrease in 2001 segment profit compared with 2000 resulted from the loss of income associated with the sale of the Polymer Modifier business, unfavorable manufacturing costs primarily associated with production cutbacks to control inventory, lower selling prices, the impact of unfavorable currency exchange rate fluctuations and increased marketing and technological costs associated with growth programs. This decrease was partially offset by the impact of increased sales volumes and lower personnel expense associated with restructuring activities. The 16 percent decrease in 2000 segment profit compared with 1999 primarily resulted from higher marketing, administrative, technological and amortization expenses associated with the acquisition and integration of CPFilms and other growth programs, increased raw material costs in the SAFLEX® plastic interlayer business and the loss of sales from the divestment of the Polymer Modifiers business.

Specialty Products

(dollars in millions)	2001	2000	1999
Net Sales	$918	$1,004	$760
Segment Profit	$ 77	$ 32	$119
Net (Charges)/Gains included in Segment Profit	$ 25	$ (23)	$ —

Solutia's Specialty Products segment had net sales of $918 million in 2001, compared with $1.004 billion in 2000 and $760 million in 1999. The 9 percent decrease in 2001 net sales over 2000 was primarily due to the contribution of the Phosphorus Derivatives business to the Astaris joint venture. Excluding the contribution of the Phosphorus Derivatives business, net sales decreased by 1 percent principally due to lower sales volumes in the Resins and Additives business because of decreased demand by European customers and unfavorable currency exchange movements resulting from the devaluation of the euro in relation to the U.S. dollar. Partially offsetting these decreases were higher average selling prices in the Resins and Additives business and a full year of net sales from the Pharmaceutical Services businesses.

The 32 percent increase in 2000 net sales over 1999 was due to the acquisitions of Vianova Resins, CarboGen and AMCIS, partially offset by the impact of contributing the Phosphorus Derivatives business to the Astaris joint venture. Excluding the effects of the acquisitions and the loss of sales associated with the Phosphorous Derivatives business, net sales declined by 6 percent. Net sales decreased primarily due to unfavorable currency exchange movements associated with the devaluation of the euro in relation to the U.S. dollar, and to a lesser extent, the loss of sales from the Scriptset line of business which was sold in August 1999.

Specialty Products' segment profit was $77 million in 2001, compared with $32 million in 2000 and $119 million in 1999. Segment profit for 2001 included a fourth quarter charge of $3 million ($2 million aftertax, or $0.02 per share) associated with the termination of a former CarboGen owner and a first quarter gain from an insurance settlement of $28 million ($17 million aftertax, or $0.16 per share) associated with the explosion and fire that destroyed the Vianova printing inks and phenolics production facility in Wiesbaden, Germany. Segment profit for 2000 included an impairment charge of $15 million ($10 million aftertax, or $0.09 per share) incurred during the fourth quarter to write down chlorobenzenes' production equipment and a restructuring charge of $8 million ($5 million aftertax, or $0.05 per share) incurred during the second quarter related to exiting operations at the Port Plastics site in Addyston, Ohio. Excluding these items, 2001 segment profit decreased 5 percent from 2000 due to the loss of income associated with the Phosphorus Derivatives business, as well as lower sales volumes and higher raw material costs for the Resins and Additives business, partially offset by increased profitability in Pharmaceutical Services. Segment profit in 2000 decreased 73 percent from 1999 profit levels. However, excluding the 2000 charges described above, segment profit in 2000 decreased 54 percent from the prior year primarily because of the loss of income from the Phosphorus Derivatives business, and higher marketing, administrative, technological and amortization expenses associated with the acquisition and integration of Vianova Resins, CarboGen, and AMCIS.

Integrated Nylon

(dollars in millions)	2001	2000	1999
Net Sales	$1,308	$1,490	$1,407
Segment Profit/(Loss)	$ 11	$ (29)	$ 161
Charges included in Segment Profit/(Loss)	$ (12)	$ (105)	$ (34)

Solutia's Integrated Nylon segment had net sales in 2001 of $1.308 billion, compared with $1.490 billion in 2000 and $1.407 billion in 1999. The 12 percent decrease in 2001 sales occurred in almost all businesses in this segment as both volumes and average selling prices declined. The effects of a slowing U.S. economy had an unfavorable impact on the Integrated Nylon segment. With the exception of intermediate chemicals, significant volume declines occurred in all of the segment's businesses. Carpet fiber sales volumes decreased as carpet mills continued to manage inventory levels in response to lower retail demand. Decreased sales volumes of nylon plastics and polymers resulted from lower shipments of VYDYNE® nylon molding resins to Dow Plastics because of the slowdown in the U.S. automotive industry, and lower global demand for textile polymers. Sales volumes for nylon industrial products decreased because of the slowdown in the U.S. automotive industry. Sales volumes for acrylic fibers decreased in the U.S. because of the slowing U.S. economy. The effects of lower segment sales were partially offset by higher sales volumes of merchant acrylonitrile sales to Asian and European customers. Price decreases in intermediate chemicals were primarily attributable to contract business with formula pricing tied to raw material costs. Price decreases in the remaining businesses were due to competitive pricing pressures.

The 6 percent increase in this segment's 2000 net sales compared to 1999 net sales was attributable to the effect of higher average selling prices in each of the segment's businesses, partially offset by volume declines in the carpet fiber and nylon plastics and polymer businesses. The majority of the segment's price increases were in the carpet fiber and intermediates businesses, and to a lesser extent, the ACRILAN® acrylic fiber business. Considerable pricing actions were taken in the carpet business during 2000 in response to rapid raw material and energy cost increases. Price increases in the intermediates business were primarily attributable to contract business with formula pricing tied to raw material costs. ACRILAN® acrylic fiber products experienced higher average selling prices in the export markets because of the economic recovery in the Asia Pacific region. Despite the increases in average selling prices, Solutia offset only approximately 40 percent of the raw material cost increases. Carpet fiber sales volumes decreased in the second half of 2000 as carpet mills reduced inventory levels in response to lower retail demand. Decreased sales volumes in the nylon plastics and polymer business resulted from lower shipments of VYDYNE® nylon molding resins to Dow Plastics and lower demand for textile polymers principally because of the bankruptcy of a Taiwanese textile polymer customer.

The Integrated Nylon segment's profit was $11 million in 2001, compared to a loss of $29 million in 2000 and profit of $161 million in 1999. Segment profitability in 2001 was negatively impacted by charges of $12 million ($8 million aftertax, or $0.07 per share) incurred during the fourth quarter to write down certain notes and receivables primarily from textile fiber customers who have experienced financial difficulties as a result of the current economic downturn. In addition, the charges included the write off of certain non-performing assets. Segment profitability in 2000 was negatively affected by charges of $14 million ($8 million aftertax, or $0.07 per share) to write down certain Asian investments based upon indicators that the loss in their values was permanent and $5 million ($3 million aftertax, or $0.03 per share) to accrue for debt payments under certain loan guarantees associated with one of the investments incurred during the second quarter, impairment charges of $76 million ($47 million aftertax, or $0.44 per share) to write down certain non-performing and non-strategic fiber spinning, drawing and packaging equipment which supports several of Integrated Nylon's product lines, and a charge of $10 million ($6 million aftertax, or $0.06 per share) primarily to reserve for advances and working capital loans to an Asian equity affiliate incurred during the fourth quarter. Excluding these items, segment profit for 2001 decreased 70 percent over 2000. The decline resulted primarily from lower net sales in the segment, higher energy prices and unfavorable manufacturing variances associated with lower capacity utilization rates. Lower raw material costs and lower personnel expense associated with restructuring activities partially offset the decline in segment profit. Low Integrated Nylon sales volumes will continue to adversely affect profitability over the near term. In addition to increased energy costs and decreased sales volumes, segment profitability was also negatively affected by the temporary shutdown of the Chocolate Bayou Intermediates facility in February 2001 as a result of a power outage.

Segment profitability in 2000 declined 118 percent from 1999 levels. However, profitability for both years includes charges that affect comparability. As previously described, segment profitability for 2000 includes charges of $105 million ($64 million aftertax, or $0.60 per share) primarily for asset impairments and write downs. Segment profitability in 1999 includes a restructuring charge of $28 million ($18 million aftertax, or $0.16 per share) to exit the ammonia business and an impairment charge of $6 million ($4 million aftertax, or $0.03 per share) to write down a bulk continuous filament spinning machine incurred in the first quarter of 1999. Excluding these charges in both years, segment profitability in 2000 declined 61 percent. This decline resulted primarily from higher raw material and energy costs associated with the sharp increase in petrochemical and natural gas prices throughout 2000. The cost of propylene, a major feedstock for the segment, increased more than 60 percent over 1999 levels. The cost of cyclohexane, another major feedstock for the segment, increased more than 30 percent over 1999 levels. The cost of natural gas, which is used as an energy source and also affects the cost of various raw materials within the segment, increased approximately 80 percent over the year-ago period.

Under a marketing alliance between Solutia and Dow Plastics, a business unit of The Dow Chemical Company, Dow markets Solutia's VYDYNE® nylon 6,6 molding resins for injection molding applications worldwide. On March 1, 2002, Solutia and Dow Plastics signed a formal agreement to end the marketing alliance. Following a transition period, Solutia will resume marketing responsibilities for the nylon molding resins business. The financial impact is not expected to be material to Solutia's consolidated financial statements.

Operating Income (Loss)

(dollars in millions)	2001	2000	1999
Operating Income/(Loss)	$ (6)	$ 24	$294
Charges included in Operating Income/(Loss)	$(78)	$ (158)	$(61)

Solutia had an operating loss of $6 million in 2001, compared with operating income of $24 million in 2000 and $294 million in 1999. The decline in operating income since 1999 was primarily the result of lower segment profit; however, operating income (loss) was also affected by various charges in all years.

During the fourth quarter of 2001, Solutia reached agreements with various state and federal agencies having enforcement authority on the nature, timing and extent of certain environmental remediation obligations. As a result, the 2001 operating loss included a fourth quarter charge of $34 million ($21 million aftertax, or $0.20 per share) to cost of goods sold to increase environmental reserves. In addition, Solutia modified its estimates of the aggregate liability for uninsured product liability claims based upon certain actuarial assumptions and historical experience. As a result, the 2001 operating loss included a fourth quarter charge of $20 million ($13 million aftertax, or $0.13 per share) to cost of goods sold to increase self-insurance reserves. Solutia also recorded a loss contingency during the fourth quarter of 2001 of $3 million ($2 million aftertax, or $0.02 per share) to administrative expenses due to certain unoccupied leased office space.

As more fully described in the preceding sections, the 2001 operating loss also reflects fourth quarter charges of $9 million ($6 million aftertax, or $0.06 per share) to write down certain notes primarily associated with textile fiber customers in the Integrated Nylon segment and $3 million ($2 million aftertax, or $0.02 per share) for employee termination costs incurred in the Specialty Products segment.

During 2001, Solutia reduced its workforce by approximately 700 positions and eliminated more than 750 contractor positions. While savings from the restructuring program are difficult to estimate, given the nature of the activities, the corollary benefits achieved and the timing of the actions taken, the best estimate of the savings realized during 2001 from Solutia's restructuring actions was approximately $60 million. These savings were primarily reflected in cost of goods sold. Solutia expects to receive approximately $100 million in cumulative savings during 2002 as compared with 2000, primarily reflected in cost of goods sold, from reduced employee and contractor expenses. Cash outlays associated with the restructuring actions were funded from operations. Approximately 90 percent of the workforce reductions affected North American business and manufacturing operations, and approximately 10 percent affected European, Asian and Latin American operations and sales offices. Management positions represented approximately one-third of the workforce reductions. During the fourth quarter of 2001, Solutia determined that the original provision taken for its 2001 restructuring program was insufficient to cover its total costs. Actual costs to terminate certain European and North American management employees and certain employee benefit costs for involuntary terminations were higher than the original estimates. As a result, Solutia recorded additional restructuring charges of $9 million ($6 million aftertax, or $0.06 per share) to cost of goods sold to cover these higher costs. The restructuring actions contemplated by this reserve were completed by the end of 2001. Certain severance payments owed to individuals terminated late in the fourth quarter of 2001 have been included in accrued liabilities and will be paid in their entirety during the first quarter of 2002.

During the first half of 2001, Solutia reduced its workforce by approximately 70 positions under the Vianova integration plan, incurring cash outlays associated with its restructuring actions of approximately $8 million. As a result of these actions, Solutia realized approximately $3 million in savings during 2001, primarily reflected in cost of goods sold, from reduced employee expense.

During the fourth quarter of 2000, Solutia recorded restructuring charges of $53 million ($33 million aftertax, or $0.31 per share) to cost of goods sold for costs associated with workforce reductions and the closure of certain non-strategic facilities. The restructuring was part of an enterprise-wide cost reduction initiative that was targeted to achieve $100 million in annual savings. The closure of non-strategic facilities is not anticipated to have a significant impact on future operations. The results of this restructuring action were described previously in this section.

As part of the integration of Vianova Resins with Solutia's resins businesses, Solutia identified excess production capacity for certain Solutia resins products that allowed for the consolidation of production facilities. As a result, Solutia decided to exit operations at the Port Plastics site in Addyston, Ohio. Solutia recorded a restructuring charge in the Specialty Products segment of $8 million ($5 million aftertax, or $0.05 per share) to cost of goods sold during the second quarter of 2000. The financial impact will not be material to Solutia as production will be shifted to other production facilities. During the second quarter of 2000, Solutia also recorded an impairment charge of $6 million ($4 million aftertax, or $0.04 per share) to administrative expenses for the write down of capitalized software costs related to the formation of the Astaris joint venture.

During the fourth quarter of 2000, Solutia recorded to cost of goods sold impairment charges of $76 million ($47 million aftertax, or $0.44 per share) primarily to write down certain non-performing and non-strategic fiber spinning, drawing and packaging equipment which supports several of Integrated Nylon's product lines. Solutia also recorded an impairment charge to cost of goods sold in the Specialty Products segment of $15 million ($10 million aftertax, or $0.09 per share) for the write down of chlorobenzenes' production equipment. The impairments were indicated by current period operating losses and projections of continued losses primarily because of the noncompetitive cost positions these businesses have and the competitive market conditions that they face. The carrying values of the assets were written down as determined by discounting expected future cash flows, using an appropriate discount rate. The assumptions used in the cash flow projections were not materially different from the market conditions experienced in 2000. These conditions are not expected to improve significantly in the foreseeable future. The cash flow assumptions included declining demand and market share combined with decreased operating margins. Lower operating margins reflect the non-competitive cost position of these businesses and the impact of lower selling prices associated with an extremely competitive operating environment. Annual depreciation charges associated with these assets of approximately $10 million will no longer be reflected in cost of goods sold. Solutia will continue to operate these assets as they contribute to the recovery of fixed costs.

See Notes 3 and 4 to the Consolidated Financial Statements for additional information regarding Solutia's restructuring activities and asset impairments.

Operating income in 2001 declined $30 million from 2000 levels. However, when the charges described above are excluded from the results in each year, operating income declined $110 million. This decline was caused primarily by the impact of lower net sales, partially offset by lower raw material and energy costs and lower administrative and technological expenses. The decrease in administrative and technological expenses can be attributed principally to lower personnel costs resulting from restructuring activities during 2001.

During February 1999, certain equipment critical to Solutia's ammonia production process failed. After analyzing the economics of purchased ammonia versus the cost to repair the equipment, Solutia decided to exit the ammonia business. A $28 million ($18 million aftertax, or $0.16 per share) charge to cost of goods sold in the Integrated Nylon segment was recorded in the first quarter to complete the exit plan. The charge included $2 million to write down the assets to their fair value of approximately $4 million, $4 million of dismantling costs, and $22 million of estimated costs for which Solutia is contractually obligated under an operating agreement. The contractually obligated costs represented an estimate of the direct manufacturing, overhead and utilities that Solutia was required to pay to a third-party operator during a 36-month termination period. Ammonia business net sales were $1 million in 1999. Operating income for that period was minimal. During the first quarter of 2000, Solutia entered into an agreement for the dismantling of those assets by a third-party and as a result, transferred the liability for dismantling to the third-party. During the third quarter of 2000, Solutia reached an agreement with the plant operator for the final settlement of the contractually obligated costs. As a result, Solutia transferred the liability for the contractually obligated costs to accrued liabilities.

During the first quarter of 1999, an impairment charge of $6 million ($4 million aftertax, or $0.03 per share) was recorded to cost of goods sold in the Integrated Nylon segment primarily to write down a bulk continuous filament spinning machine that was shut down due to a noncompetitive cost position. The adjusted carrying value of the machine is $0.5 million. The charge resulted from a Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of" review, which indicated that the carrying amount of the assets exceeded the identifiable, undiscounted cash flows related to the assets. Fair value of the assets was determined based on estimates of market prices for the machinery. Operating income derived from the machinery was minimal for the year ended December 31, 1999.

During the first quarter of 1999, Solutia also recorded a $29 million ($18 million aftertax, or $0.16 per share) charge to cost of goods sold related to the anticipated settlement of two lawsuits concerning the alleged discharge of polychlorinated biphenyls (PCBs) from the Anniston, Alabama, plant site. During the third quarter of 2000, Solutia paid approximately $23 million for the settlement of these actions. The remainder of the reserve was established to cover costs associated with environmental remediation of the allegedly affected areas.

During the fourth quarter of 1999, Solutia reversed excess restructuring reserves due to the completion of the actions at a lower cost than the 1996 restructuring plan contemplated. A reversal of $1 million ($1 million aftertax, or $0.01 per share) was made to eliminate a reserve for headcount reductions after the final stage of headcount reductions was carried out. A second reversal of $1 million ($1 million aftertax, or $0.01 per share) was made to eliminate a reserve recorded to shutdown a non-strategic facility after that shutdown was completed at a lower cost.

Operating income in 2000 decreased $270 million from its level in 1999. However, when the charges described above are excluded from the results in each year, operating income declined $173 million from the prior year. This decrease was principally caused by higher raw material and energy costs that resulted from the sharp increase in petrochemical and natural gas prices. The remainder of the decline resulted from higher marketing, administrative, technological and amortization expenses associated with the acquisition and integration of newly acquired companies and other growth programs.

Equity Earnings (Loss) from Affiliates

(dollars in millions)	2001	2000	1999
Equity Earnings/(Loss) from Affiliates	$(13)	$ 35	$36
Charges included in Equity Earnings/(Loss) from Affiliates	$(41)	$(15)	$—

Equity loss from affiliates totaled $13 million in 2001. This compares to equity earnings from affiliates of $35 million in 2000 and $36 million in 1999. Equity earnings (loss) from affiliates were affected by various charges in 2001 and 2000. During the fourth quarter of 2001, the Astaris joint venture recorded charges associated with the closure of its elemental phosphorus production facility in Pocatello, Idaho. Solutia's share of these charges was approximately $37 million ($37 million aftertax, or $0.35 per share). Also, during the fourth quarter of 2001, the Flexsys joint venture recorded charges associated with the closure of its 4NDPA facility in Newport, Wales. Solutia's share of these charges was approximately $4 million ($4 million aftertax, or $0.04 per share). During the second quarter of 2000, Flexsys recorded charges associated with the closure and impairment of certain manufacturing operations in the United Kingdom. Solutia's share of these charges was $13 million ($13 million aftertax, or $0.12 per share). In addition, Astaris recorded charges during the second quarter of 2000 related to the closure of certain of its production facilities. Solutia's share of these charges was approximately $2 million ($2 million aftertax, or $0.02 per share). Excluding these charges, equity earnings from affiliates in 2001 decreased because of lower earnings from the Astaris joint venture primarily resulting from higher raw material costs. In addition, lower sales volumes at the Advanced Elastomer Systems and Flexsys joint ventures contributed to lower earnings.

The slight decrease in 2000 equity earnings over 1999 was primarily the result of charges recorded by the Flexsys and Astaris joint ventures during the second quarter of 2000. Excluding these charges, equity earnings from affiliates increased primarily because of the formation and startup of the Astaris joint venture in April 2000 and improved sales volumes at the Flexsys and Advanced Elastomer Systems joint ventures.

Sale of Polymer Modifiers Business

In August 2000, Solutia completed the sale of its Polymer Modifiers business and related manufacturing facilities to Ferro Corporation for approximately $130 million. As a result of this transaction, Solutia recognized a $73 million pretax gain ($46 million aftertax, or $0.43 per share). Solutia's results of operations included net sales of approximately $90 million in 2000 and $145 million in 1999, and operating income of approximately $16 million in 2000 and $36 million in 1999, from the Polymer Modifiers business.

Other Income (Expense)—Net

(dollars in millions)	2001	2000	1999
Other Income (Expense)—Net	$32	$ (8)	$13
Net (Charges)/Gains included in Other Income (Expense)—Net	$20	$(22)	$—

Other income in 2001 was $32 million. This compares to other expense in 2000 of $8 million and other income in 1999 of $13 million. However, 2001 and 2000 were affected by various gains and charges. During the fourth quarter of 2001, Solutia recorded charges of $5 million ($3 million aftertax, or $0.03 per share) to write down an e-commerce investment to its fair value based upon indicators that the loss in its value was permanent and $3 million ($2 million aftertax, or $0.02 per share) in the Integrated Nylon segment to write off certain non-performing assets. During the first quarter of 2001, Solutia recorded in the Specialty Products segment a $28 million gain ($17 million aftertax, or $0.16 per share) from an insurance settlement. During the fourth quarter of 2000, Solutia recorded in the Integrated Nylon segment a charge of $10 million ($6 million aftertax, or $0.06 per share) to reserve for advances and working capital loans to an Asian equity affiliate. During the second quarter of 2000, Solutia recorded in the Integrated Nylon segment charges of $14 million ($8 million aftertax, or $0.07 per share) to write down Asian investments based upon indicators that the loss in their values was permanent, $5 million ($3 million aftertax, or $0.03 per share) to accrue for debt payments under certain loan guarantees associated with one of the Asian equity investments, $8 million ($5 million aftertax, or $0.05 per share) associated with the startup and formation of the Astaris joint venture and a $15 million gain ($9 million aftertax, or $0.08 per share) resulting from the sale of substantially all of Solutia's 40 percent interest in P4 Production L.L.C., a phosphorus manufacturing venture. Excluding these gains and charges from both periods, other income for 2001 was $12 million compared to other income of $14 million in 2000.

Income Taxes

In July 2000, Germany reduced its corporate tax rate effective January 1, 2001. In accordance with SFAS No. 109, "Accounting for Income Taxes," Solutia recognized income of $7 million to income taxes to record the net effect of the change on deferred income tax assets and liabilities during the third quarter of 2000. Other items reducing Solutia's overall effective tax rate include effective tax planning strategies and a greater percentage of after-tax equity earnings from affiliates in pretax operating income.

Summary of Events Affecting Comparability

Charges recorded in 2001, 2000 and 1999 and other events affecting comparability have been summarized in the tables below (dollars in millions).

	2001				
Increase/(Decrease)	Performance Films	Specialty Products	Integrated Nylon	Corporate/Other	Consolidated
Cost of goods sold		$ 2			$ 2 (a)
				54	54 (f)
				9	9 (g)
Total cost of goods sold	—	2	—	63	65
Marketing, administrative, technological and amortization expenses		1			1 (a)
			9		9 (c)
				3	3 (h)
Operating income (loss)	—	(3)	(9)	(66)	(78)
Equity earnings (loss) from affiliates				(37)	(37) (d)
				(4)	(4) (e)
Other income (expense)		28			28 (b)
			(3)		(3) (c)
				(5)	(5) (i)
Income (loss) before income taxes	—	25	(12)	(112)	(99)
Income taxes (benefit)					(20)
Net income (loss)					$(79)

2001 Charges and Other Events

(a) Charges recorded in the Specialty Products segment related to the termination of a former CarboGen owner ($3 million pretax, $2 million aftertax, or $0.02 per share).

(b) A gain recorded in the Specialty Products segment from an insurance settlement associated with the explosion and fire that destroyed the Vianova printing inks and phenolics production facility in Wiesbaden, Germany ($28 million pretax, $17 million aftertax, or $0.16 per share).

(c) Charges recorded in the Integrated Nylon segment to write down certain notes, primarily from textile fiber customers, and to write down certain non-performing assets ($12 million pretax, $8 million aftertax, or $0.07 per share).

(d) Charges for the closure of Astaris' elemental phosphorus production facility in Pocatello, Idaho ($37 million pretax, $37 million aftertax, or $0.35 per share).

(e) Charges for the closure of Flexsys' 4NDPA manufacturing facility in Newport, Wales ($4 million pretax, $4 million aftertax, or $0.04 per share).

(f) Charges to increase environmental and self-insurance reserves ($54 million pretax, $34 million aftertax, or $0.33 per share).

(g) Additional severance charges recorded to cover cost overruns associated with the 2001 restructuring program ($9 million pretax, $6 million aftertax, or $0.06 per share).

(h) A loss contingency due to certain unoccupied leased office space ($3 million pretax, $2 million aftertax, or $0.02 per share).

(i) A charge to write down the value of an e-commerce investment based upon indicators that the loss in its value was permanent ($5 million pretax, $3 million aftertax, or $0.03 per share).

Increase/(Decrease)	2000 Performance Films	Specialty Products	Integrated Nylon	Corporate/ Other	Consolidated	
Cost of goods sold		$ 8			$ 8	(j)
		15			15	(k)
				53	53	(l)
			76		76	(m)
Total cost of goods sold	—	23	76	53	152	
Marketing, administrative, technological and amortization expenses	—	—	—	6	6	(p)
Operating income (loss)	—	(23)	(76)	(59)	(158)	
Equity earnings (loss) from affiliates				(2)	(2)	(p)
				(13)	(13)	(q)
Gain on sale of Polymer Modifiers business				73	73	(r)
Other income (expense)				(8)	(8)	(p)
				15	15	(s)
			(14)		(14)	(n)
			(5)		(5)	(n)
			(10)		(10)	(o)
Income (loss) before income taxes	—	(23)	(105)	6	(122)	
Income taxes (benefit)					(48)	(t)
Net income (loss)					$ (74)	

2000 Charges and Other Events

(j) Restructuring charges recorded in the Specialty Products segment related to exiting operations at the Port Plastics site in Addyston, Ohio ($8 million pretax, $5 million aftertax, or $0.05 per share).

(k) Impairment charges recorded in the Specialty Products segment to write down chlorobenzenes' production assets ($15 million pretax, $10 million aftertax, or $0.09 per share).

(l) Restructuring charges for workforce reductions of approximately 700 people across all world areas and functions of the Company and the closure of certain non-strategic facilities ($53 million pretax, $33 million aftertax, or $0.31 per share).

(m) Impairment charges recorded in the Integrated Nylon segment to write down certain non-performing and non-strategic production assets ($76 million pretax, $47 million aftertax, or $0.44 per share).

(n) Charges recorded in the Integrated Nylon segment to write down certain investments in Asia based upon indicators that the loss in their values was permanent ($14 million pretax, $8 million aftertax, or $0.07 per share) and to accrue for payment of debt obligations associated with one of the investments ($5 million pretax, $3 million aftertax, or $0.03 per share).

(o) Charges recorded in the Integrated Nylon segment to primarily reserve for advances and working capital loans to an Asian equity affiliate ($10 million pretax, $6 million aftertax, or $0.06 per share).

(p) Charges related to the formation and startup of the Astaris joint venture ($16 million pretax, $11 million aftertax, or $0.10 per share).

(q) Charges associated with the impairment and closure of certain manufacturing operations in the United Kingdom for the Flexsys joint venture ($13 million pretax, $13 million aftertax, or $0.12 per share).

(r) A gain on the sale of the Polymer Modifiers business and related manufacturing facilities ($73 million pretax, $46 million aftertax, or $0.43 per share).

(s) A gain on the sale of P4 Production L.L.C., a phosphorus manufacturing venture ($15 million pretax, $9 million aftertax, or $0.08 per share).

(t) Amount represents the tax effect of the charges and other events affecting comparability. Included in this line is the impact of a $7 million (or $0.07 per share) reduction in income tax expense for changes in the German tax rates.

Increase/(Decrease)	Performance Films	Specialty Products	1999 Integrated Nylon	Corporate/ Other	Consoli-dated
Cost of goods sold			$ 34		$ 34 (u)
				29	29 (v)
				(2)	(2) (w)
Total cost of goods sold	—	—	34	27	61
Marketing, administrative, technological and amortization expenses					—
Operating income (loss)	—	—	(34)	(27)	(61)
Equity earnings (loss) from affiliates					—
Other income (expense)					—
Income (loss) before income taxes	—	—	(34)	(27)	(61)
Income taxes (benefit)					(23)
Net income (loss)					$(38)

1999 Charges and Other Events

(u) Charges related to exiting Integrated Nylon's ammonia business and for the write down of an Integrated Nylon segment bulk continuous filament spinning machine site ($34 million pretax, $22 million aftertax, or $0.19 per share).

(v) A charge for the anticipated settlement of certain pending property claims litigation related to the Anniston, Alabama plant site ($29 million pretax, $18 million aftertax, or $0.16 per share).

(w) Reversal of excess restructuring reserves related to headcount reductions and facilities closures ($2 million pretax, $2 million aftertax, or $0.02 per share).

Outlook and Economic Conditions

Solutia is affected by economic conditions, particularly those in the domestic housing industry and global automotive and textile industries. Each of these industries is cyclical. A general weakening of the economy in the United States impacted consumer demand in these marketplaces which negatively affected Solutia's sales volumes in the latter half of 2000 and throughout 2001.

During 2001, Solutia began to see relief on many of its feedstock raw material and energy costs as the price of crude oil decreased to more normal levels. However, consumer demand for products fell more rapidly than did the costs of the materials used to produce the products. Therefore, selling prices eroded and Solutia was unable to capture the full benefit of declining raw material and energy costs. In 2002, Solutia expects to benefit from more normalized raw material and energy costs, reduced employee and contractor expenses resulting from the 2001 restructuring actions, disciplined capital and growth spending and stabilized manufacturing operating rates.

Financial Condition and Liquidity

Solutia's debt obligations include borrowings against the $800 million, five-year revolving credit facility ($800 million facility) with a syndicate of commercial banks, notes and debentures. The weighted average interest rate on total debt outstanding at December 31, 2001, was 6.1 percent and was 6.7 percent at December 31, 2000.

At December 31, 2001, debt maturing in one year consisted of borrowings of $533 million from the $800 million facility and $150 million of 6.5 percent notes due in October of 2002. Weighted average interest rates on borrowings from the $800 million facility were 4.5 percent during 2001. Weighted average interest rates on commercial paper balances were 6.6 percent during 2000 and 5.5 percent in 1999. The $800 million facility is available for working capital, commercial paper support and other general corporate purposes.

The $800 million facility contains various covenants that, among other things, restrict Solutia's ability to merge with another entity and require Solutia to meet certain leverage and interest coverage ratios. During the first quarter of 2001, Solutia completed an amendment of the $800 million facility that modified the financial covenants. A 60-day waiver of the financial covenants was received on September 17, 2001, for the third quarter of 2001. Without the waiver, Solutia would not have been in compliance with the leverage coverage ratio. In November 2001, Solutia terminated the $250 million credit facility and completed an amendment of the $800 million facility that modified financial covenants and collateralized borrowings. Four domestic subsidiaries are guarantors of the amended facility. Borrowings under the amended facility are secured by liens on Solutia's inventory and receivables and those of our material domestic subsidiaries and one foreign subsidiary, pledges of 65 percent of the voting stock of two foreign subsidiaries and a lien on specified principal properties. The aggregate amount of Solutia's obligations entitled to the benefit of the lien on specified properties will not exceed $236 million. Solutia does not anticipate that future borrowings will be significantly limited by the terms of these amendments.

On August 24, 2001, Standard & Poor's lowered our commercial paper rating to A-3 from A-2 and revised its outlook on Solutia to negative from stable. On October 26, 2001, Standard & Poor's affirmed our senior unsecured credit facility at BBB and maintained a negative outlook. On November 16, 2001, Moody's changed our senior unsecured debt rating to Baa3 from Baa2. Moody's also lowered our commercial paper rating to P-3 from P-2. On January 3, 2002, Fitch lowered our senior unsecured rating to BBB−, affirmed our commercial paper rating at F-3 and assigned a negative outlook. On February 4, 2002, Moody's changed our senior unsecured debt rating to Ba1 from Baa3, secured credit facility to Baa3 from Baa2 and our commercial paper from P-3 to not prime. On February 27, 2002, Fitch lowered our senior secured debt rating to BB+ from BBB, senior unsecured debt rating to BB from BBB− and short-term rating to B from F-3. On March 1, 2002, Standard & Poor's lowered our long-term corporate credit, senior unsecured and bank loan ratings to BBB− from BBB and affirmed our A-3 short-term corporate credit and commercial paper ratings. As a result of these changes in Solutia's commercial paper ratings, Solutia has been unable to issue commercial paper. Consequently, outstanding commercial paper during 2001 has been refinanced with borrowings against the $800 million facility. Solutia pays higher interest rates on the borrowings against the $800 million facility than on commercial paper.

The $800 million credit facility expires in August of 2002 and $150 million of 6.5 percent notes mature in October of 2002. Solutia plans to refinance the $800 million facility with a combination of unsecured long-term notes, a secured term loan and a revolving credit facility. Interest rates will be commensurate with Solutia's credit rating. Interest expense is anticipated to be in the range of $105 million to $110 million in 2002. Proceeds of the refinancing will be used to repay outstanding borrowings under the $800 million facility and $150 million of 6.5 percent notes and for other general corporate purposes. The refinancing is expected to be completed in the first half of 2002. Inability to complete this refinancing or a similar financing vehicle prior to August 2002 would have a material adverse affect on Solutia's liquidity.

On April 14, 2001, Solutia reached an agreement to settle the claims brought by 1,596 plaintiffs in one of the actions pending in the U.S. District Court for the Northern District of Alabama. The settlement will not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

In January 2002, Solutia signed an agreement to sell its 50 percent interest in the Advanced Elastomer Systems joint venture to ExxonMobil Chemical Company, a division of Exxon Mobil Corporation and Exxon Chemical Asset Management Partnership, a subsidiary of Exxon Mobil Corporation for approximately $100 million. The sale is expected to close during the first quarter of 2002 and result in a modest gain. Solutia will use the net sales proceeds to pay down debt.

In 1993, a co-generation facility was constructed at the Pensacola, Florida manufacturing site to provide the plant with electricity and steam. Solutia financed the construction by placing the co-generation facility in a trust that was funded by a syndicate of commercial banks. Solutia makes monthly operating lease payments and the lease term expires in August 2002. Solutia expects to exercise its option to purchase the co-generation facility from the trust for approximately $32 million with proceeds from the anticipated refinancing during 2002.

During February 2000, Solutia completed the issuance of €200 million ($196 million) of notes, due February 2005. Proceeds from the notes were used primarily to refinance outstanding commercial paper, and also for general corporate purposes.

In February 2000, Solutia acquired CarboGen Holdings, AG, a leading process research and development firm serving the global pharmaceutical industry. In March 2000, Solutia purchased AMCIS AG, a company serving the global pharmaceutical industry by developing production processes and by manufacturing active ingredients for clinical trials and small-volume commercial drugs. The combined purchase price for these acquisitions was approximately $118 million, which was financed with commercial paper and the assumption of debt. During August 2000, Solutia received approximately $130 million of proceeds associated with the sale of its Polymer Modifiers business and related manufacturing facilities. Also during August 2000, Solutia received $85 million from its 50 percent-owned Astaris joint venture that represented a cash distribution and repayment of working capital loans.

In connection with the completion of the external financing agreement for Astaris which expires in September of 2005, Solutia contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. During 2001, Solutia contributed $31 million to the joint venture under this agreement. Solutia anticipates that a contribution of up to $25 million will be required in 2002. Solutia believes that this obligation is not likely to have a significant impact on its consolidated financial position, liquidity or profitability.

Solutia's working capital at December 31, 2001, decreased to negative $495 million from negative $334 million at December 31, 2000. The decrease in the working capital position primarily resulted from the impact of recession-like economic conditions experienced in the United States during 2001 and the classification in short-term debt of $150 million notes due in October of 2002 that was previously reported as long-term debt in 2000.

Cash from operations was $44 million in 2001 as compared to $244 million in 2000. The decrease was primarily attributable to lower net earnings associated with recession-like economic conditions experienced in the United States during 2001.

Capital expenditures for 2001 were $94 million. These expenditures were used to fund various cost reduction, maintenance and Pharmaceutical Services capacity expansion projects. The Company expects that its capital requirements will be in the range of $75 million to $100 million in 2002, principally for Pharmaceutical Services capacity expansion, maintenance and cost reduction projects. Approximately $8 million of 2002 estimated capital requirements were committed at December 31, 2001.

Solutia had a shareholders' deficit of $113 million at December 31, 2001, which compares with a shareholders' deficit of $34 million at December 31, 2000. This $79 million decline was principally caused by the 2001 net loss and the currency translation adjustment, principally related to the decline in value of the euro included in accumulated other comprehensive income (loss).

During 2000, Solutia repurchased 7.7 million shares of its common stock at a cost of $106 million. On April 26, 2000, the Board of Directors authorized the repurchase of up to 15 million additional shares of Solutia common stock. Under this authorization, Solutia has the authority to repurchase an additional 12.1 million shares of its common stock. Solutia has currently suspended this program and has not repurchased any shares since October 2000.

Solutia believes that its cash flow from operations, available borrowing capacity under the $800 million facility and the anticipated refinancing provide sufficient resources to finance its operations and planned capital needs for the next 12 months.

The following tables summarize Solutia's contractual obligations and commercial commitments as of December 31, 2001, excluding post retirement and post employment obligations (dollars in millions).

	Payments Due by Period				
Contractual Obligations	Total	2002	2003-2004	2005-2006	2007 and thereafter
$800 million Credit Facility	$ 533	$533	$ —	$ —	$ —
Long-Term Debt	777	150	150	177	300
Capital Lease Obligations	3	1	1	1	—
Operating Leases	120	20	29	23	48
Unconditional Purchase Obligations	82	8	12	10	52
Other Obligations[a]	187	50	59	46	32
Total Contractual Cash Obligations	$1,702	$762	$251	$257	$432

(a) Represents severance payments associated with December 31, 2001, contractual obligations and estimates of expenditures related to environmental remediation liabilities as of December 31, 2001. For 2007 and thereafter, estimated expenditures related to environmental remediation activities cannot be determined with any degree of certainty.

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	2002	2003-2004	2005-2006	2007 and thereafter
Standby Letters of Credit	$ 65	$ 65	$ —	$ —	$ —
Guarantees	9	5	3	—	1
Other Commercial Commitments[b]	232	69	24	24	115
Total Commercial Commitments	$306	$139	$ 27	$ 24	$116

(b) Other commercial commitments in 2002 represent estimates of anticipated cash contributions to the Astaris joint venture, exercise of the purchase option for the co-generation facility at Pensacola, Florida, and agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. For 2003 and thereafter, other commercial commitments represent agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements.

Environmental Matters

Solutia continues its strong commitment to comply with laws and government regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. environmental legislation that has a particular impact on the Company includes the Toxic Substances Control Act; the Resource Conservation and Recovery Act; the Clean Air Act; the Clean Water Act; the Safe Drinking Water Act; and the Comprehensive Environmental Response, Compensation and Liability Act (commonly known as Superfund). The Company is also subject to the Occupational Safety and Health Act and regulations of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA and other federal agencies have the authority to promulgate regulations that have an impact on the Company's operations. In addition to these federal activities, various states have been delegated certain authority under several of these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, many of which meet federal requirements for delegation of federal mandates to state entities. State or federal agencies having lead enforcement authority may seek fines and penalties for violation of these laws and regulations.

Solutia is dedicated to long-term environmental protection and compliance programs that reduce and monitor emissions of hazardous materials into the environment as well as to the remediation of identified existing environmental concerns. Solutia is among the leaders in Responsible Care, the chemical industry's performance-enhancement program.

Expenditures in 2001 were approximately $7 million for environmental capital projects and approximately $122 million for the management of environmental programs, including the operation and maintenance of facilities for environmental control, of which $40 million was charged against recorded environmental liabilities. Solutia estimates that a total of approximately $26 million will be spent during 2002 and 2003 on additional capital projects for environmental protection and that expenses for the management of environmental programs in 2002 and 2003 will decrease slightly from the 2001 levels.

With respect to environmental remediation obligations, our policy is to accrue costs for remediation of contaminated sites in the accounting period in which the obligation becomes probable and the cost is reasonably estimable. Significant adjustments to these obligations resulted in the 2001 fourth quarter charges of $34 million ($22 million aftertax, or $0.21 per share) to increase the Company's environmental reserves. This action was required in order to reflect revised estimates for changed circumstances relating to the ultimate outcome of previously known environmental matters. These revised estimates were based upon agreements completed with environmental authorities and the availability of new information from recently completed environmental studies. These events and activities help to better define and quantify the Company's ultimate liability for these matters.

At the time of the spinoff, Solutia assumed liabilities related to specified Superfund proceedings from the former Monsanto Company (now Pharmacia Corporation), under the Distribution Agreement between Monsanto and Solutia. As a result, while Monsanto remains the named potentially responsible party or defendant for actions that occurred before September 1, 1997, Solutia manages these proceedings and litigation against Monsanto and indemnify it for any costs, expenses and judgments arising from these proceedings.

Solutia's estimates of its liabilities for Superfund sites are based on evaluations of currently available facts with respect to each individual site and take into consideration factors such as existing technology, laws and agency policy and prior experience in remediation of contaminated sites. As assessments and remediation activities progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical, engineering and legal information that becomes available. Solutia has an accrued liability of $27 million as of December 31, 2001, for Superfund sites. Major Superfund sites in this category include the noncompany-owned sites at Brio and MOTCO in Texas, and Fike/Artel in West Virginia, which account for $19 million of the accrued amount. Solutia spent approximately $8 million in 2001 for remediation of Superfund sites. Similar amounts can be expected in future years.

Solutia had an accrued liability of $61 million as of December 31, 2001, for plants no longer in operation and third-party sites for which it assumed responsibility under the Distribution Agreement entered into with Monsanto. Solutia's estimate of its liability related to these sites is based on evaluations of currently available facts with respect to each individual site. The estimate takes into consideration factors such as existing technology, laws and agency policy, and prior experience in remediation of contaminated sites. The Company spent $16 million in 2001 for remediation of these sites. Similar amounts can be expected in future years.

Solutia had an accrued liability of $85 million as of December 31, 2001, for solid and hazardous waste remediation, and for post-closure costs at the Company's operating locations. Solutia recognizes certain post-closure costs over the estimated remaining useful life of the related facilities. Solutia spent $16 million in 2001 for remediation of these facilities. Similar amounts can be expected in future years.

Uncertainties related to all of Solutia's environmental liabilities include evolving government policy and regulations, the method and extent of remediation and future changes in technology. Because of these uncertainties, Solutia estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to result in a material adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

Self-Insurance

Solutia maintains self-insurance reserves to cover its estimated future legal costs and settlements related to workers' compensation, product, general, auto and operations liability claims that are less than policy deductible amounts or not covered by insurance. The Company also has purchased commercial insurance in order to reduce its exposure to such claims.

Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experience. The majority of Solutia's self-insurance reserves and a significant portion of its commercial insurance are associated with estimated product liabilities that Solutia inherited in the spinoff from Monsanto Company in 1997 and products that are no longer produced.

As previously indicated, Solutia recorded a charge in the fourth quarter of 2001 of $20 million ($13 million aftertax, or $0.13 per share) to cost of goods sold to increase its self-insurance reserves. This charge was necessary to bring the aggregate self-insurance liability to an appropriate balance based upon recent loss experience and recently updated actuarial assumptions. Cash payments for self-insured risks were $24 million in 2001, $50 million in 2000 and $25 million in 1999. Based upon recent history and current actuarial assumptions, it is expected that annual cash requirements for self-insurance risks will approximate the level experienced in 2001 for the foreseeable future.

Legal Matters

As discussed in Item 3 to this report, because of the size and nature of its business, Solutia is a party to numerous legal proceedings. Most of these proceedings have arisen in the ordinary course of business and involve claims for money damages. In addition, at the time of the spinoff, we assumed from the former Monsanto Company (now Pharmacia Corporation), under an agreement known as the Distribution Agreement, liabilities related to specified legal proceedings. As a result, although Monsanto remains the named defendant, we are required to manage the litigation and indemnify Monsanto for costs, expenses and judgments arising from the litigation. While the results of litigation cannot be predicted with certainty, Solutia does not believe, based upon currently available facts, that the ultimate resolution of any of these pending matters will have a material adverse effect on Solutia's financial position or liquidity in any one year. However, resolution in those cases involving the alleged discharge of polychlorinated biphenyls ("PCBs") from the Anniston, Alabama plant site may have a material adverse effect on Solutia's net income in a given year, although it is impossible at this time to estimate the range or amount of any such liability.

Derivative Financial Instruments

Solutia's business operations give rise to market risk exposures that result from changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility relating to these exposures, Solutia enters into various hedging transactions that enable it to alleviate the adverse effects of financial market risk. Solutia's hedging transactions are carried out under policies and procedures approved by the Audit and Finance Committee of the Board of Directors, which do not permit the purchase or holding of any derivative financial instruments for trading purposes. Note 5 to the Consolidated Financial Statements includes a discussion of the Company's accounting policies for financial instruments.

Foreign Currency Exchange Rate Risk

Solutia manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. Solutia uses foreign currency hedging instruments to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Solutia primarily uses forward exchange contracts and purchased options to hedge these risks with maturities of less than 18 months. Solutia also enters into certain foreign currency derivative instruments primarily to protect against exposure related to intercompany financing transactions. Corporate policy prescribes the range of allowable hedging activity and the instruments that are permitted for use. Because the counterparties to these contracts are major international financing institutions, credit risk arising from these contracts is not significant, and Solutia does not anticipate any counterparty losses.

At December 31, 2001, Solutia had currency forward contracts to purchase and sell $301 million of currencies, principally the U.S. dollar, euro, Swiss Franc and United Kingdom Pound-Sterling, with average maturities of 7 months.

Based on the Company's overall currency rate exposure at December 31, 2001, including derivative and other foreign currency sensitive instruments, a near-term change in currency rates, within a 95 percent confidence level based on historical currency rate movements, would not materially affect Solutia's financial statements.

Interest Rate Risk

Interest rate risk is primarily related to the changes in fair value of fixed-rate long-term debt and short-term, floating rate debt. Solutia believes its current debt structure appropriately protects the Company from changes in interest rates and is not actively using any contracts to manage interest rate risk. Based on the Company's overall interest rate exposure at December 31, 2001, a near-term change in interest rates, within a 95 percent confidence level based on historical interest rate movements, would not materially affect Solutia's financial statements. This is consistent with the overall interest rate exposure at December 31, 2000.

Commodity Price Risk

Certain raw materials and energy sources used by Solutia are subject to price volatility caused by weather, crude oil prices, supply conditions, political and economic variables and other unpredictable factors. Solutia periodically uses forward and option contracts to manage the volatility related to anticipated energy and raw material purchases.

Recently Issued Accounting Standards

Effective January 1, 2002, Solutia adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which provide guidance related to accounting for business combinations and goodwill. The adoption of SFAS No. 141 did not have a material effect on Solutia's financial statements. Solutia has not completed its evaluation of SFAS No. 142 and, therefore, has not determined the final impact that the adoption of this standard will have on its financial position and results of operations. However, preliminary valuation work indicates that there is a potential goodwill impairment in the Company's Resins and Additives business. While the second step of the evaluation process is yet to be finalized, it is likely that a pretax impairment charge in the range of $100 million to $200 million will be required. In addition, the Company expects annual amortization expense will be reduced by approximately $20 million to $25 million aftertax.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement addresses accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Solutia is evaluating SFAS No. 143 to determine the effects, if any, on its consolidated financial statements.

Effective January 1, 2002, Solutia adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on Solutia's consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information appearing under "Derivative Financial Instruments" on page 26 is incorporated here by reference.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

FINANCIAL SECTION—TABLE OF CONTENTS

MANAGEMENT REPORT

Management is responsible for the integrity, objectivity and preparation of Solutia Inc.'s consolidated financial statements and all of the related information appearing in this annual report. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Where necessary, this information reflects estimates that are based upon currently available information and management's judgments.

Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that Solutia's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. Cost/benefit judgments are an important consideration in this regard. The effectiveness of internal controls is maintained by careful personnel selection and thorough training, division of responsibilities, establishment and communication of policies and ongoing internal review programs and audits.

Management believes that Solutia's system of internal accounting controls as of and for the period ended December 31, 2001, was effective and adequate to accomplish the objectives described above.

John C. Hunter III
Chairman, President and
Chief Executive Officer

Robert A. Clausen
Senior Vice President and
Chief Financial Officer

March 4, 2002

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Solutia Inc.:

We have audited the accompanying statements of consolidated financial position of Solutia Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related statements of consolidated income (loss), comprehensive income (loss), cash flow, and shareholders' equity (deficit) for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the notes to the consolidated financial statements, the Company was required to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001.

Deloitte & Touche LLP
St. Louis, Missouri

March 4, 2002

SOLUTIA INC.

STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Dollars in millions, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Net Sales	$2,817	$3,185	$2,830
Cost of goods sold	2,388	2,699	2,178
Gross Profit	429	486	652
Marketing expenses	175	165	153
Administrative expenses	160	173	122
Technological expenses	66	91	80
Amortization expense	34	33	3
Operating Income (Loss)	(6)	24	294
Equity earnings (loss) from affiliates—net of tax	(13)	35	36
Interest expense	(90)	(83)	(40)
Gain on sale of Polymer Modifiers business	—	73	—
Other income (expense)—net	32	(8)	13
Income (Loss) Before Income Taxes	(77)	41	303
Income taxes (benefit)	(18)	(8)	97
Net Income (Loss)	$ (59)	$ 49	$ 206
Basic Earnings (Loss) per Share	$(0.57)	$ 0.46	$ 1.86
Diluted Earnings (Loss) per Share	$(0.57)	$ 0.46	$ 1.80
Weighted average equivalent shares (in millions):			
Basic	103.9	105.9	110.8
Effect of dilutive securities:			
Common share equivalents—common stock issuable upon exercise of outstanding stock options	—	1.6	3.8
Diluted	103.9	107.5	114.6

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)

	Year Ended December 31,		
	2001	2000	1999
Net Income (Loss)	$(59)	$ 49	$206
Other Comprehensive Income (Loss):			
Currency translation adjustments	(37)	(86)	(44)
Cumulative effect of accounting change, net of tax of $(1)	2	—	—
Net loss on derivative instruments, net of tax of $2	(3)	—	—
Minimum pension liability adjustments, net of tax of $(2) in 2001, $(4) in 2000, and $2 in 1999	2	7	(4)
Comprehensive Income (Loss)	$(95)	$(30)	$158

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

(Dollars in millions, except per share amounts)

	As of December 31, 2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 23	$ 19
Trade receivables, net of allowances of $22 in 2001 and $12 in 2000	352	406
Miscellaneous receivables	105	109
Prepaid expenses	15	17
Deferred income tax benefit	123	107
Inventories	303	357
Total Current Assets	921	1,015
Property, Plant and Equipment:		
Land	58	60
Buildings	425	421
Machinery and equipment	3,006	2,982
Construction in progress	51	62
Total property, plant and equipment	3,540	3,525
Less accumulated depreciation	2,397	2,320
Net Property, Plant and Equipment	1,143	1,205
Investments in Affiliates	313	351
Goodwill, net of accumulated amortization of $45 in 2001 and $24 in 2000	386	421
Identified Intangible Assets, net of accumulated amortization of $28 in 2001 and $16 in 2000	224	217
Long-Term Deferred Income Tax Benefit	254	190
Other Assets	167	182
Total Assets	$3,408	$3,581
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 233	$ 359
Wages and benefits	56	45
Postretirement liabilities	82	78
Miscellaneous accruals	362	373
Short-term debt	683	494
Total Current Liabilities	1,416	1,349
Long-Term Debt	627	784
Postretirement Liabilities	947	941
Other Liabilities	531	541
Shareholders' Equity (Deficit):		
Common stock (authorized, 600,000,000 shares, par value $0.01)		
Issued: 118,400,635 shares in 2001 and 2000	1	1
Net deficiency of assets at spinoff	(113)	(113)
Treasury stock, at cost (13,921,604 and 15,484,194 shares in 2001 and 2000, respectively)	(257)	(296)
Unearned ESOP shares	(1)	(9)
Accumulated other comprehensive income (loss)	(144)	(108)
Reinvested earnings	401	491
Total Shareholders' Equity (Deficit)	(113)	(34)
Total Liabilities and Shareholders' Equity (Deficit)	$3,408	$3,581

See accompanying Notes to Consolidated Financial Statements.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED CASH FLOW

(Dollars in millions)

	Year Ended December 31,		
	2001	2000	1999
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			
OPERATING ACTIVITIES:			
Net income (loss)	$ (59)	$ 49	$ 206
Adjustments to reconcile to Cash From Operations:			
Items that did not use (provide) cash:			
Depreciation and amortization	184	191	151
Amortization of deferred credits	(14)	(12)	(10)
Restructuring expenses and other unusual items	127	195	63
Net pretax gains from asset disposals	(36)	(79)	(8)
Changes in assets and liabilities:			
Income and deferred taxes	(48)	(11)	64
Trade receivables	47	69	(18)
Inventories	57	(18)	42
Accounts payable	(125)	41	(20)
Other assets and liabilities	(89)	(181)	(106)
Cash From Operations	44	244	364
INVESTING ACTIVITIES:			
Property, plant and equipment purchases	(94)	(221)	(257)
Acquisition and investment payments, net of cash acquired	(35)	(110)	(835)
Property disposals and investment proceeds	43	220	30
Cash Used in Investing Activities	(86)	(111)	(1,062)
FINANCING ACTIVITIES:			
Net change in short-term debt obligations	41	(22)	511
Net change in long-term debt obligations	—	(13)	201
Treasury stock purchases	—	(106)	(79)
Dividend payments	(4)	(4)	(4)
Common stock issued under employee stock plans	13	4	8
Other financing activities	(4)	(1)	—
Cash (Used in) From Financing Activities	46	(142)	637
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4	(9)	(61)
CASH AND CASH EQUIVALENTS:			
Beginning of year	19	28	89
End of year	$ 23	$ 19	$ 28

See accompanying Notes to Consolidated Financial Statements.

The effect of exchange rate changes on cash and cash equivalents was not material. Cash payments for interest (net of amounts capitalized) were $90 million in 2001, $88 million in 2000, and $41 million in 1999. Cash payments for income taxes were $24 million in 2001, $17 million in 2000, and $43 million in 1999. Cash payments for the management of environmental programs which were charged against recorded environmental liabilities were $40 million in 2001, $29 million in 2000, and $22 million in 1999.

SOLUTIA INC.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY (DEFICIT)

(Dollars in millions)

	Year Ended December 31,		
	2001	2000	1999
COMMON STOCK:			
Balance, January 1	$ 1	$ 1	$ 1
Balance, December 31	$ 1	$ 1	$ 1
NET DEFICIENCY OF ASSETS AT SPINOFF:			
Balance, January 1	$(113)	$(113)	$(113)
Balance, December 31	$(113)	$(113)	$(113)
TREASURY STOCK:			
Balance, January 1	$(296)	$(209)	$(143)
Shares purchased (0 shares in 2001, 7,717,300 shares in 2000, 3,781,700 shares in 1999)	—	(106)	(79)
Net shares issued under employee stock plans (1,562,590 shares in 2001, 1,092,870 shares in 2000, 551,613 shares in 1999)	39	19	13
Balance, December 31	$(257)	$(296)	$(209)
UNEARNED ESOP SHARES:			
Balance, January 1	$ (9)	$ (18)	$ (25)
Amortization of ESOP balance	8	9	7
Balance, December 31	$ (1)	$ (9)	$ (18)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
ACCUMULATED CURRENCY ADJUSTMENT:			
Balance, January 1	(101)	(15)	29
Currency translation adjustments	(37)	(86)	(44)
Balance, December 31	(138)	(101)	(15)
MINIMUM PENSION LIABILITY:			
Balance, January 1	(7)	(14)	(10)
Minimum pension liability adjustments	2	7	(4)
Balance, December 31	(5)	(7)	(14)
DERIVATIVE INSTRUMENTS:			
Balance, January 1	—	—	—
Cumulative effect of accounting change	2	—	—
Net losses on derivative instruments	(3)	—	—
Balance, December 31	(1)	—	—
Balance, December 31	$(144)	$(108)	$ (29)
REINVESTED EARNINGS:			
Balance, January 1	$ 491	$ 450	$ 254
Net income (loss)	(59)	49	206
Employee stock plans	(27)	(4)	(6)
Dividends	(4)	(4)	(4)
Balance, December 31	$ 401	$ 491	$ 450
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	$(113)	$ (34)	$ 82

See accompanying Notes to Consolidated Financial Statements.

(Dollars in millions, except per share amounts)

1. Significant Accounting Policies

Nature of Operations

Solutia Inc. and its subsidiaries make and sell a variety of high-performance chemical-based materials. Solutia is a world leader in performance films for laminated safety glass and after-market applications; resins and additives for high-value coatings; process development and scale-up services for pharmaceutical fine chemicals; specialties such as water treatment chemicals, heat transfer fluids and aviation hydraulic fluid and an integrated family of nylon products including high-performance polymers and fibers.

Prior to September 1, 1997, Solutia was a wholly-owned subsidiary of the former Monsanto Company (now known as Pharmacia Corporation). On September 1, 1997, Monsanto distributed all of the outstanding shares of common stock of the Company as a dividend to Monsanto stockholders (the spinoff). As a result of the spinoff, on September 1, 1997, Solutia became an independent publicly-held company listed on the New York Stock Exchange and its operations ceased to be owned by Monsanto. Net deficiency of assets of $113 million resulted from the spinoff.

Basis of Consolidation

The consolidated financial statements include the accounts of Solutia and its majority-owned subsidiaries. Other companies in which Solutia has a significant interest (20 to 50 percent) are included in "Investments in Affiliates" in the Statement of Consolidated Financial Position. Solutia's share of these companies' net earnings or losses is reflected in "Equity Earnings (Loss) from Affiliates" in the Statement of Consolidated Income (Loss).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted when necessary to reflect actual experience. Significant estimates were used to account for restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

Inventory Valuation

Inventories are stated at cost or market, whichever is less. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (62 percent as of December 31, 2001) is determined by the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of plant and equipment is depreciated over weighted average periods of 20 years for buildings and 12 years for machinery and equipment, by the straight-line method.

Intangible Assets

The cost of intangible assets is amortized on a straight-line basis over the estimated periods benefited, generally 20 years for goodwill and periods ranging from 5 to 20 years for identified intangible assets.

Impairment of Long-Lived Assets

Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash value, at an appropriate discount rate.

Environmental Remediation

Costs for remediation of waste disposal sites are accrued in the accounting period in which the obligation is probable and when the cost is reasonably estimable. Postclosure costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost. Environmental liabilities are not discounted, and they have not been reduced for any claims for recoveries from insurance or third parties. In those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are reflected as receivables in the consolidated financial statements.

Self-Insurance

Solutia maintains self-insurance reserves to cover its estimated future legal costs and settlements related to workers' compensation, product, general, auto and operations liability claims that are less than policy deductible amounts or not covered by insurance. The Company also has purchased commercial insurance in order to reduce its exposure to such claims. Self-insured losses are accrued based upon estimates of the aggregate liability for uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and the Company's historical experience.

Revenue Recognition

The Company's revenue-earning activities involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured. In the case of the pharmaceutical services businesses, revenues are primarily recorded on a percentage of completion method.

Derivative Financial Instruments

Currency forward contracts are used to manage currency exposures for financial instruments denominated in currencies other than the entity's functional currency. Natural gas contracts are used to manage some of the exposure for the cost of natural gas. Gains and losses on contracts that are designated and effective as hedges are included in net income (loss) and offset the exchange gain or loss of the transaction being hedged.

Major currencies affecting the Company's business are the U.S. dollar, the British pound sterling, the euro, the Canadian dollar and the Brazilian real. Currency restrictions are not expected to have a significant effect on Solutia's cash flow, liquidity or capital resources.

Income Taxes

Solutia accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities at enacted rates.

Currency Translation

The local currency has been used as the functional currency for nearly all worldwide locations. The financial statements for most of Solutia's ex-U.S. operations are translated into U.S. dollars at current or average exchange rates. Unrealized currency translation adjustments in the Statement of Consolidated Financial Position are accumulated in equity.

Earnings (Loss) per Share

Basic earnings (loss) per share is a measure of operating performance that assumes no dilution from securities or contracts to issue common stock. Diluted earnings (loss) per share is a measure of operating performance by giving effect to the dilution that would occur if securities or contracts to issue common stock were exercised or converted. At December 31, 2001, 1.2 million common share equivalents were excluded because the effect would be antidilutive.

New Accounting Pronouncements

Effective January 1, 2002, Solutia adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which provide guidance related to accounting for business combinations and goodwill. The adoption of SFAS No. 141 did not have a material effect on Solutia's financial statements. Solutia has not completed its evaluation of SFAS No. 142 and, therefore, has not determined the final impact that the adoption of this standard will have on its financial position and results of operations. However, preliminary valuation work indicates that there is a potential goodwill impairment in the Company's Resins and Additives business. While the second step of the evaluation process is yet to be finalized, it is likely that a pretax impairment charge in the range of $100 million to $200 million will be required. In addition, the Company expects annual amortization expense will be reduced by approximately $20 million to $25 million aftertax.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement addresses accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Solutia is evaluating SFAS No. 143 to determine the effects, if any, on its consolidated financial statements.

Effective January 1, 2002, Solutia adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material effect on Solutia's consolidated financial statements.

Reclassifications

Certain reclassifications to prior years' financial information have been made to conform to the 2001 presentation. These reclassifications included amounts related to employee stock plans which were previously classified as a reduction of net deficiency of assets at spinoff that have been reclassified to reinvested earnings.

2. Acquisitions and Divestitures

During the third quarter of 2000, Solutia completed the sale of its Polymer Modifiers business and related manufacturing facilities to Ferro Corporation for approximately $130 million. As a result of this transaction, Solutia recognized a $73 million pretax gain ($46 million aftertax). Solutia's results of operations included net sales of approximately $90 million in 2000 and $145 million in 1999 and operating income of approximately $16 million in 2000 and $36 million in 1999 from the Polymer Modifiers business.

During the second quarter of 2000, Solutia recognized a $15 million pretax gain ($9 million aftertax) on the sale of substantially all of its minority interest in P4 Production L.L.C., a phosphorus manufacturing venture. The results of operations from Solutia's minority interest in P4 Production L.L.C. were not material to Solutia's consolidated results of operations.

During the first quarter of 2000, Solutia completed two acquisitions in the Specialty Products segment, which provide custom process and technology services to the global pharmaceutical industry. In the first acquisition, which closed on February 10, Solutia acquired CarboGen Holdings AG. CarboGen is a leading process research and development firm. In the second acquisition, which closed on March 24, Solutia purchased AMCIS AG. AMCIS serves the global pharmaceutical industry by developing production processes and by manufacturing active ingredients for clinical trials and small-volume commercial drugs. The combined purchase price for these acquisitions was approximately $118 million, which was financed with commercial paper and the assumption of debt.

Both of the acquisitions have been accounted for using the purchase method. The allocations of the purchase price to the assets and liabilities acquired resulted in current assets of $17 million, non-current assets of $27 million, goodwill of $57 million, other intangible assets of $41 million, current liabilities of $21 million and non-current liabilities of $3 million. Goodwill is being amortized over its estimated useful life of 20 years, and other intangible assets are being amortized over their estimated useful lives, which average 18 years.

Results of operations for CarboGen and AMCIS were included in Solutia's results of operations from the acquisition dates. The results of operations for the acquired businesses were not material to Solutia's consolidated results of operations for 2000.

On December 22, 1999, Solutia acquired Vianova Resins from Morgan Grenfell Private Equity Ltd. for approximately 1.2 billion deutsche marks (approximately $617 million), which was financed with commercial paper and the assumption of debt. Vianova Resins is a leading European producer of resins and additives for coatings and technical applications for the specialty, industrial and automotive sectors.

The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities acquired resulted in current assets of $192 million, non-current assets of $227 million, goodwill of $321 million, other intangible assets of approximately $163 million, current liabilities of $99 million and non-current liabilities of $187 million. Goodwill is being amortized over its estimated useful life of 20 years, and other intangible assets are being amortized over their estimated useful lives, which average 19 years.

On May 25, 1999, Solutia acquired CPFilms Inc. from Akzo Nobel N.V. for approximately $200 million, which was financed with commercial paper. CPFilms is a leading manufacturer and marketer of window film and other high-technology film products for automotive and architectural after-markets and a variety of other specialty film applications. The acquisition has been accounted for using the purchase method. The allocation of the purchase price to the identifiable assets and liabilities acquired resulted in goodwill of approximately $80 million. Goodwill and other intangible assets are being amortized over their estimated useful lives of 20 years. CPFilms' results of operations from May 25, 1999, through December 31, 1999, were included in Solutia's Statement of Consolidated Income for the year ended December 31, 1999.

The following unaudited pro forma condensed information for the year ended December 31, 1999, gives effect to the acquisitions of CPFilms and Vianova Resins, and the associated debt financing, as if the acquisitions and the financing had occurred as of the beginning of the periods presented.

(Unaudited)	For the Year Ended December 31, 1999
Net sales	$3,357
Net income	203
Basic earnings per share	1.83
Diluted earnings per share	1.77

3. Restructuring and Business Combination Reserves

During the fourth quarter of 2000, Solutia recorded restructuring charges of $53 million ($33 million aftertax) to cost of goods sold for costs associated with work force reductions and closure of certain non-strategic facilities. During 2001, Solutia reduced its workforce by approximately 700 positions. Additionally, Solutia eliminated more than 750 contractor positions during 2001. Approximately 90 percent of the workforce reductions affected North American business and manufacturing operations, and approximately 10 percent affected European, Asian and Latin American operations and sales offices. Management positions represented approximately one-third of the workforce reductions. During the fourth quarter of 2001, Solutia determined that the original provision taken for its 2001 restructuring program was insufficient to cover its total costs. Actual costs to terminate certain European and North American management employees and certain employee benefit costs for involuntary terminations were higher than the original estimates. As a result, Solutia recorded additional restructuring charges of $9 million ($6 million aftertax) to cost of goods sold to cover these higher costs. The restructuring actions contemplated by this reserve were completed by the end of 2001. Certain severance payments owed to individuals terminated late in the fourth quarter of 2001 have been included in accrued liabilities and will be paid in their entirety during the first quarter of 2002. The closure of non-strategic facilities is not anticipated to have a significant impact on future operations.

The following table summarizes the 2000 restructuring charge and amounts utilized to carry out those plans:

	Employment Reductions	Shutdown of Facilities	Total
Balance at January 1, 2000	$ —	$—	$ —
Charges taken	50	3	53
Amounts utilized	—	(3)	(3)
Balance at December 31, 2000	$ 50	$—	$ 50
Charges taken	9	—	9
Amounts utilized	(59)	—	(59)
Balance at December 31, 2001	**$ —**	**$—**	**$ —**

During the second quarter of 2000, Solutia completed plans to integrate Vianova Resins operations with Solutia's resins business and service organizations and recorded a liability of $11 million to accrue for costs of integration, in accordance with Emerging Issues Task Force Issue 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The integration plans included employment reductions primarily from Vianova Resins service organizations located in more than 10 countries. In addition, the plans included amounts to shut down certain Vianova Resins sales offices. During the first half of 2001, Solutia completed the integration actions of shutting down certain Vianova Resins sales offices at a cost of approximately $1 million and reduced its workforce by approximately 130 positions at a cost of approximately $10 million.

The following table summarizes the Vianova Resins integration costs and amounts utilized to carry out those plans:

	Employment Reductions	Shutdown of Facilities	Total
Balance at January 1, 2000	$—	$—	$—
Charges taken	10	1	11
Amounts utilized	(2)	—	(2)
Balance at December 31, 2000	$ 8	$ 1	$ 9
Amounts utilized	(8)	(1)	(9)
Balance at December 31, 2001	$—	$—	$—

As part of the integration of Vianova Resins with Solutia's resins businesses, Solutia identified excess production capacity for certain Solutia resins products that will allow for the consolidation of production facilities. As a result, Solutia decided to exit its operations at the Port Plastics site in Addyston, Ohio. An $8 million ($5 million aftertax) charge to cost of goods sold was recorded in the second quarter of 2000 to carry out the exit plan. The charge included $2 million to write down plant assets to their fair value of approximately $1 million, $2 million of dismantling costs and $4 million of estimated costs for which Solutia is contractually obligated under an operating agreement. Fair value was determined by discounting future cash flows using an appropriate discount rate. Under the operating agreement, Solutia is required to provide 24 months notice of intent to exit and to pay contractually obligated costs for an additional 18 months thereafter to a third-party operator. The contractually obligated costs represent direct manufacturing, overhead, utilities and severance. The financial impact will not be material to Solutia as production will be shifted to other production facilities.

The following table summarizes the 2000 restructuring charge and amounts utilized to carry out those plans:

	Shutdown of Facilities	Asset Write-downs	Other Costs	Total
Balance at January 1, 2000	$—	$—	$—	$—
Charges taken	2	2	4	8
Amounts utilized	—	(2)	—	(2)
Balance at December 31, 2000	$ 2	$—	$ 4	$ 6
Amounts utilized	—	—	—	—
Balance at December 31, 2001	$ 2	$—	$ 4	$ 6

In February 1999, Integrated Nylon's ammonia unit experienced the failure of certain equipment critical to the production process. Based on an analysis of the economics of purchased ammonia and the cost to repair the equipment, Solutia decided to exit the ammonia business. A $28 million ($18 million aftertax) charge to cost of goods sold was recorded in the first quarter of 1999 to implement the exit plan. The charge included $2 million to write down the assets to their fair value of approximately $4 million, $4 million of dismantling costs and $22 million of costs for which Solutia is contractually obligated under an operating agreement. During the first quarter of 2000, Solutia entered into an agreement for the dismantling of those assets by a third-party and as a result, transferred the liability for dismantling to the third-party. During the third quarter of 2000, Solutia reached an agreement with the plant operator for the final settlement of the contractually obligated costs. As a result, Solutia transferred the liability for the contractually obligated costs to accrued liabilities. Net sales for the ammonia business were $1 million for the year ended December 31, 1999. Operating income for that period was minimal.

The following table summarizes the 1999 restructuring charge and amounts utilized to carry out those plans:

	Shutdown of Facilities	Asset Write-downs	Other Costs	Total
Balance at January 1, 1999	$—	$—	$ —	$ —
Charges taken	4	2	22	28
Amounts utilized	—	(2)	(6)	(8)
Balance at December 31, 1999	$ 4	$—	$ 16	$ 20
Amounts utilized	(4)	—	(16)	(20)
Balance at December 31, 2000	$—	$—	$ —	$ —

4. Asset Impairments

During the fourth quarter of 2000, Solutia recorded a $76 million ($47 million aftertax) impairment charge to cost of goods sold primarily to write down certain non-performing and non-strategic fiber spinning, drawing and packaging equipment which supports several of Integrated Nylon's product lines. Solutia also recorded an impairment charge to cost of goods sold of $15 million ($10 million aftertax) to write down chlorobenzenes' production equipment in the Specialty Products segment. The impairments were indicated by 2000 operating losses and projections of continued losses primarily because of the noncompetitive cost positions these businesses have and the competitive market conditions that they face. The carrying values of the assets were written down as determined by discounting expected future cash flows, using an appropriate discount rate. The assumptions used in the cash flow projections were not materially different from the market conditions experienced in 2000. These conditions are not expected to improve significantly in the foreseeable future. The cash flow assumptions included a declining demand and market share combined with decreased operating margins. Lower operating margins reflect the non-competitive cost position of these businesses and the impact of lower selling prices associated with an extremely competitive operating environment.

During the second quarter of 2000, Solutia recorded a $6 million ($4 million aftertax) impairment charge to administrative expenses for the write down of capitalized software costs related to the formation of the Astaris joint venture. The software had previously been fully dedicated to Solutia's Phosphorus Derivatives business. Impairment was indicated by a significant change in the extent and manner in which Astaris was expected to utilize the asset under a transition services agreement. The carrying value of the asset was written down to its estimated fair value, as determined by discounting expected future cash flows, using an appropriate discount rate.

An impairment charge of $6 million ($4 million aftertax) was recorded in the first quarter of 1999 to cost of goods sold primarily to write down a bulk continuous filament spinning machine as a result of management's decision to shut down the equipment due to a noncompetitive cost position. The adjusted carrying value of the machine was $0.5 million at the time of the write down. The charge was due to a review under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Assets to Be Disposed Of," which indicated that the carrying amount of the assets exceeded the identifiable, undiscounted cash flows related to the assets. Fair value of the assets was determined based on estimates of market prices for the machinery. Operating income derived from the machinery was minimal in the year ended December 31, 1999.

5. Risk Management Activities

Effective January 1, 2001, Solutia adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The cumulative effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative addition to other comprehensive income (loss) of $2 million aftertax, principally attributable to unrealized gains in commodity cash flow hedges.

Solutia's business operations give rise to market risk exposures that result from changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility relating to these exposures, Solutia enters into various hedging transactions that enable it to alleviate the adverse effects of financial market risk. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Solutia's hedging transactions are carried out under policies and procedures approved by the Audit and Finance Committee of the Board of Directors, which do not permit the purchase or holding of any derivative financial instruments for trading purposes.

Foreign Currency Exchange Rate Risk

Solutia manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. Solutia uses foreign currency hedging instruments to manage the volatility associated with foreign currency purchases of materials and other assets and liabilities created in the normal course of business. Solutia primarily uses forward exchange contracts and purchased options to hedge these risks with maturities of less than 18 months.

Solutia also enters into certain foreign currency derivative instruments primarily to protect against exposure related to intercompany financing transactions. Solutia has chosen not to designate these instruments as hedges and to allow the gains and losses that arise from marking the contracts to market to be recorded in other income (expense)—net in the period. The net impact of the related gains and losses was not material.

In addition, Solutia uses forward exchange contracts which are designated and qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on certain forecasted equipment purchases. Gains and losses on these instruments to the extent that the hedge is effective are deferred in other comprehensive income (loss) until the related depreciation of equipment purchased is recognized in earnings. The earnings impact is reported in cost of goods sold to match the classification of depreciation. At December 31, 2001, all hedges were determined to be effective.

No cash flow hedges were discontinued during the year due to changes in expectations on the original forecasted transactions. Foreign currency hedging activity is not material to Solutia's financial statements.

Interest Rate Risk

Interest rate risk is primarily related to the changes in fair value of fixed-rate long-term debt and short-term, floating rate debt. Solutia believes its current debt structure appropriately protects the Company from changes in interest rates and is not actively using any contracts to manage interest rate risk.

Commodity Price Risk

Certain raw materials and energy sources used by Solutia are subject to price volatility caused by weather, crude oil prices, supply conditions, political and economic variables and other unpredictable factors. Solutia periodically uses forward and option contracts to manage the volatility related to anticipated energy and raw material purchases with maturities up to 18 months. These market instruments are designated as cash flow hedges. The mark-to-market gain or loss on qualifying hedges is included in other comprehensive income (loss) to the extent effective, and reclassified into cost of goods sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on ineffective portions of hedges are recognized in cost of goods sold immediately. For the year ended December 31, 2001, the net impact on other comprehensive income (loss) included approximately $4 million aftertax for unrealized losses on cash flow hedges partially offset by reclassifications out of other comprehensive income (loss) of approximately $1 million aftertax for realized losses on cash flow hedges. Solutia estimates that approximately $2 million of existing net unrealized losses will be reclassified to cost of goods sold within 12 months.

Credit Risk

Credit risk arising from the inability of a counterparty to meet the terms of Solutia's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is Solutia's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, Solutia does not expect to incur material credit losses on its risk management or other financial statement instruments.

6. Investments in Affiliates

In January of 2002, Solutia signed an agreement to sell its 50 percent interest in the Advanced Elastomer Systems joint venture to ExxonMobil Chemical Company, a division of Exxon Mobil Corporation and Exxon Chemical Asset Management Partnership, a subsidiary of Exxon Mobil Corporation for approximately $100 million. The sale is expected to close during the first quarter of 2002 and result in a modest gain. Solutia will use the net sales proceeds to pay down debt.

In April 2000, Astaris LLC, a joint venture between Solutia and FMC Corporation, started operations to manufacture and market phosphorus chemicals. Solutia contributed its Phosphorus Derivatives business to the joint venture in exchange for a 50 percent ownership share. Net assets contributed to the venture totaled approximately $87 million. During the third quarter of 2000, Solutia received $85 million from Astaris representing a cash distribution and repayment of working capital loans. In connection with the external financing agreement for Astaris completed during the third quarter of 2000, Solutia contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. During 2001, Solutia contributed $31 million to Astaris under this agreement. Solutia anticipates a contribution of up to $25 million will be required in 2002.

At December 31, 2001, Solutia's investments in affiliates consisted principally of its 50 percent interests in the Flexsys, Advanced Elastomers Systems and Astaris joint ventures for which Solutia uses the equity method of accounting. Solutia received dividends from affiliates of approximately $30 million in 2001, $45 million in 2000 and $60 million in 1999. Summarized combined financial information for 100 percent of the Flexsys, AES and Astaris joint ventures is as follows:

	2001	2000	1999
Results of operations:			
Net sales	**$1,241**	$1,247	$869
Gross profit	**226**	327	267
Operating income (loss)	**(63)**	138	108
Net income (loss)	**(48)**	95	85
Financial position:			
Current assets	**$ 493**	$ 552	
Noncurrent assets	**768**	744	
Current liabilities	**498**	347	
Noncurrent liabilities	**205**	334	

7. Inventory Valuation

The components of inventories were:

	2001	2000
Finished goods	**$ 209**	$ 305
Goods in process	**107**	105
Raw materials and supplies	**100**	108
Inventories, at FIFO cost	**416**	518
Excess of FIFO over LIFO cost	**(113)**	(161)
Total	**$ 303**	$ 357

Inventories at FIFO approximate current cost. The effects of LIFO inventory liquidations were not significant.

8. Income Taxes

The components of income (loss) before income taxes were:

	2001	2000	1999
United States	**$(154)**	$(23)	$224
Outside United States	**77**	64	79
Total	**$ (77)**	$ 41	$303

The components of income tax expense (benefit) charged to operations were:

	2001	2000	1999
Current:			
U.S. federal	$(30)	$(63)	$ 48
U.S. state	—	(2)	6
Outside United States	46	34	20
	16	(31)	74
Deferred:			
U.S. federal	(3)	46	18
U.S. state	(13)	(7)	—
Outside United States	(18)	(16)	5
	(34)	23	23
Total	$(18)	$ (8)	$ 97

During 2000, Germany reduced its corporate tax rate effective January 1, 2001. In accordance with SFAS No. 109, "Accounting for Income Taxes," Solutia recognized $7 million of income to record the net effect of the change on deferred income tax assets and liabilities. This adjustment is included as part of the deferred tax provision above.

Factors causing Solutia's effective tax rate to differ from the U.S. federal statutory rate were:

	2001	2000	1999
U.S. federal statutory rate	(35)%	35%	35%
U.S. state income taxes	(11)	(15)	2
Tax benefit of foreign sales corporation	(2)	(13)	(2)
Taxes related to foreign income, net of credits	(11)	(17)	(1)
Valuation allowances	25	32	—
Income from equity affiliates recorded net of tax	4	(37)	(4)
Other	7	(6)	2
Effective income tax rate	(23)%	(21)%	32%

Deferred income tax balances were related to:

	2001	2000
Property	$(200)	$(173)
Postretirement benefits	369	377
Restructuring reserves	3	29
Environmental liabilities	67	64
Intangible assets	(59)	(66)
Inventory	17	—
Tax credit carryforward	54	—
Valuation allowances	(32)	(13)
Net operating losses	31	9
Other	32	(30)
Net deferred tax assets	$ 282	$ 197

At December 31, 2001, foreign tax credit carryforwards available to reduce possible future U.S. income taxes amounted to approximately $54 million, all of which will expire in 2004 through 2006. Valuation allowances have been provided for the foreign tax credit carryforwards that are not likely to be utilized. At December 31, 2001, various state and foreign net operating loss carryforwards are available to offset future taxable income. These net operating losses expire in years after 2004 or have an indefinite carryforward period. Income taxes and remittance taxes have not been recorded on $92 million in undistributed earnings of subsidiaries, either because any taxes on dividends would be offset substantially by foreign tax credits or because Solutia intends to reinvest those earnings indefinitely. It is not practicable to estimate the tax effect of remitting these earnings to the United States.

9. Debt Obligations

Solutia's debt obligations include borrowings against the $800 million, five-year revolving credit facility ($800 million facility) with a syndicate of commercial banks, notes and debentures. The weighted average interest rate on total debt outstanding at December 31, 2001, was 6.1 percent and was 6.7 percent at December 31, 2000.

Debt Maturing in One Year

At December 31, 2001, debt maturing in one year consisted of borrowings of $533 million from the $800 million facility and $150 million of 6.5 percent notes due in October of 2002. Weighted average interest rates on borrowings from the $800 million facility were 4.5 percent during 2001. Weighted average interest rates on commercial paper balances were 6.6 percent during 2000 and 5.5 percent in 1999. The $800 million facility is available for working capital, commercial paper support and other general corporate purposes. The $800 million facility expires in August of 2002.

The $800 million facility contains various covenants that, among other things, restrict Solutia's ability to merge with another entity and require Solutia to meet certain leverage and interest coverage ratios. During the first quarter of 2001, Solutia completed an amendment of the $800 million facility that modified the financial covenants. A 60-day waiver of the financial covenants was received on September 17, 2001, for the third quarter of 2001. Without the waiver, Solutia would not have been in compliance with the leverage coverage ratio. In November 2001, Solutia completed an amendment of the $800 million facility that modified financial covenants and collateralized borrowings. Four domestic subsidiaries are guarantors of the amended facility. Borrowings under the amended facility are secured by liens on Solutia's inventory and receivables and those of its material domestic subsidiaries and one foreign subsidiary, pledges of 65 percent of the voting stock of two foreign subsidiaries and a lien on specified principal properties. The aggregate amount of Solutia's obligations entitled to the benefit of the lien on specified properties will not exceed $236 million. Solutia does not anticipate that future borrowings will be significantly limited by the terms of these amendments.

The $800 million credit facility expires in August of 2002 and $150 million of 6.5 percent notes mature in October of 2002. Solutia plans to refinance the $800 million facility with a combination of unsecured long-term notes, a secured term loan and a revolving credit facility. Interest rates will be commensurate with Solutia's credit rating. Proceeds of the refinancing will be used to repay outstanding borrowings under the $800 million facility and $150 million of 6.5 percent notes and for other general corporate purposes. The refinancing is expected to be completed in the first half of 2002. Inability to complete this refinancing or a similar financing vehicle prior to August 2002 would have a material adverse affect on Solutia's liquidity.

Long-Term Debt

Long-term debt consisted of the following:

	2001	2000
6.5% notes due 2002	**150**	150
7.375% debentures due 2027	**300**	300
6.72% debentures due 2037	**150**	150
6.25% euro notes due 2005	**177**	186
Other	**3**	1
Unamortized debt discount	**(3)**	(3)
	777	784
Less: Current portion of long-term debt	**(150)**	—
Total	**$ 627**	$784

The notes and debentures are unsecured obligations. Interest is payable semiannually, on April 15 and October 15 of each year. The holders of the 2037 debentures have the right to require repayment on October 15, 2004. The notes and debentures contain provisions that, among other things, restrict Solutia's ability to create liens on assets and its ability to enter into sale and leaseback transactions.

10. Fair Values of Financial Instruments

The estimated fair value of Solutia's long-term debt was $553 million as of December 31, 2001, and $685 million as of December 31, 2000. These estimates compare with the recorded amount of $627 million in 2001 and $784 million in 2000.

The recorded amounts of cash, trade receivables, third-party guarantees, accounts payable and short-term debt approximate their fair values at both December 31, 2001, and December 31, 2000. The estimated fair value of the Company's foreign currency forward contracts on intercompany financing transactions and natural gas contracts was approximately $5 million at December 31, 2001. Notional amounts for purchase contracts were $308 million at December 31, 2001, and $286 million at December 31, 2000, and for sell contracts the notional amounts were $301 million at December 31, 2001, and $265 million at December 31, 2000.

Fair values are estimated by the use of quoted market prices, estimates obtained from brokers and other appropriate valuation techniques and are based upon information available as of December 31, 2001, and December 31, 2000. The fair-value estimates do not necessarily reflect the values Solutia could realize in the current market.

11. Postretirement Benefits

Pension benefits are based on the employee's age, years of service and/or compensation level. The qualified pension plan is funded in accordance with Solutia's long-range projections of the plan's financial conditions. These projections take into account benefits earned and expected to be earned, anticipated returns on pension plan assets and income tax and other regulations. Prior to the spinoff, the majority of Solutia's employees participated in Monsanto's noncontributory pension plans. In conjunction with the spinoff, Solutia assumed pension liabilities and received related assets from those plans for its applicable active employees and for certain former employees who left Monsanto in earlier years.

The majority of Solutia's employees also participate in benefit programs that provide certain health care and life insurance benefits for retired employees. Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Solutia and have the required years of service. These postretirement benefits are unfunded and are generally based on the employee's age, years of service and/or compensation level. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits. In connection with the spinoff, Solutia assumed retiree medical liabilities for its applicable active employees and for approximately two-thirds of the retired U.S. employees of Monsanto.

For 2001, 2000, and 1999, Solutia's pension and healthcare and other benefit costs were as follows:

	Pension Benefits			Healthcare and Other Benefits		
	2001	2000	1999	**2001**	2000	1999
Service costs for benefits earned	**$ 31**	$ 32	$ 38	**$ 10**	$ 10	$ 11
Interest cost on benefit obligation	**123**	131	132	**53**	53	49
Assumed return on plan assets	**(145)**	(144)	(153)	**—**	—	—
Prior service costs	**21**	21	21	**(15)**	(18)	(18)
Transition asset	**(2)**	(10)	(10)	**—**	—	—
Recognized net (gain)/loss	**(8)**	4	(3)	**10**	7	6
Settlement	**1**	(23)	—	**—**	—	—
Total	**$ 21**	$ 11	$ 25	**$ 58**	$ 52	$ 48

Components of the changes in fair value of plan assets, changes in the benefit obligation and the funding status of Solutia's postretirement plans were as follows:

	Pension Benefits		Healthcare and Other Benefits	
	2001	2000	2001	2000
Changes in Fair Value of Plan Assets				
Fair value of plan assets at January 1	**$1,724**	$1,973	**$ —**	$ —
Actual return on plan assets	**(81)**	92	**—**	—
Employer contributions	**6**	22	**—**	—
Settlements	**—**	(37)	**—**	—
Benefits paid	**(265)**	(326)	**—**	—
Fair value of plan assets at December 31	**$1,384**	$1,724	**$ —**	$ —
Changes in Benefit Obligation				
Benefit obligation at January 1	**$1,746**	$1,833	**$732**	$720
Service costs	**31**	32	**10**	10
Interest cost	**123**	131	**53**	53
Participant contributions	**—**	—	**9**	7
Actuarial losses	**69**	111	**79**	51
Settlements	**—**	(37)	**—**	(17)
Benefits paid	**(265)**	(326)	**(95)**	(92)
Plan amendments	**2**	2	**19**	—
Benefit obligation at December 31	**$1,706**	$1,746	**$807**	$732

Plan assets consist principally of common stocks and U.S. government and corporate obligations. Contributions to the pension benefit plans were neither required nor made in 2001 and 2000 because Solutia's principal pension plan is adequately funded, using assumed returns.

The funded status of Solutia's postretirement benefit plans at December 31, 2001, and 2000 was as follows:

	Pension Benefits		Healthcare and Other Benefits	
	2001	2000	2001	2000
Funded Status	**$(322)**	$ (22)	**$(807)**	$(732)
Unrecognized actuarial (gain)/loss	**8**	(294)	**136**	65
Unrecognized prior service costs	**115**	135	**(107)**	(141)
Additional liability	**(39)**	(13)	**—**	—
Unrecognized transition (gain)/loss	**—**	(5)	**—**	—
Accrued net liability at December 31	**$(238)**	$(199)	**$(778)**	$(808)

The accrued net liability was included in:

	Pension Benefits		Healthcare and Other Benefits	
	2001	2000	2001	2000
Current postretirement liabilities	**$ —**	$ —	**$ (82)**	$ (78)
Long-term postretirement liabilities	**(251)**	(211)	**(696)**	(730)
Less: Other assets	**13**	12	**—**	—
Accrued net liability	**$(238)**	$(199)	**$(778)**	$(808)

Certain of Solutia's pension benefit plans are unfunded and therefore have accumulated benefit obligations in excess of plan assets. Information regarding these unfunded plans was as follows:

	2001	2000
Projected benefit obligation	$24	$25
Accumulated benefit obligation	22	23
Fair value of plan assets	—	—

The significant actuarial assumptions used to estimate the projected benefit obligation for the Company's principal pension, healthcare and other benefit plans were as follows:

	Pension Benefits		Healthcare and Other Benefits	
	2001	2000	2001	2000
Discount rate	7.00%	7.25%	7.00%	7.25%
Assumed long-term rate of return on plan assets	9.50%	9.50%	—	—
Annual rates of salary increase (for plans that base benefits on final compensation level)	4.00%	4.25%	—	—
Assumed trend rate for healthcare costs	—	—	5.25%	5.00%
Ultimate trend rate for healthcare costs	—	—	5.25%	5.00%

A 1 percent change in the assumed health care cost trend rates would have the following effect as of December 31, 2001:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 1	$ (1)
Effect on postretirement benefit obligation	9	(10)

12. Employee Savings Plans

In connection with the spinoff, Monsanto common stock held by the Monsanto Employee Stock Ownership Plan (ESOP) and related Monsanto ESOP borrowings were allocated between Solutia and Monsanto. As a result of this allocation, Solutia received 2.4 million shares of Monsanto common stock and assumed $29 million of ESOP debt to third parties. Simultaneously, Solutia created its own ESOP, established a trust to hold the Monsanto shares, and issued a $29 million loan to the trust. The trust used the proceeds of the loan to repay the assumed third-party debt. Subsequent to the spinoff, the ESOP trust was required by government regulations to divest its holdings of Monsanto common stock and to use the proceeds to acquire Solutia common stock. The divestiture of Monsanto common stock and the purchase of Solutia common stock were completed in early 1998. At inception, the trust held 10,737,097 shares of Solutia common stock. As of December 31, 2001, there have been 10,303,561 shares allocated to participants.

Substantially all U.S. employees of Solutia are eligible to participate in the Solutia Inc. Savings and Investment Plan, a 401(k) plan. Shares held in the ESOP are used to make Solutia's matching contribution to eligible participants' accounts under this plan. The number of shares released is computed on each pay date based on a formula that considers the participant contribution, the Solutia matching rate, and Solutia's closing stock price. Shares allocated to participant accounts totaled 1,160,203 shares in 2001, 1,314,341 shares in 2000, and 979,439 shares in 1999, leaving 433,536 unallocated shares as of December 31, 2001. The value of these contributions was $15 million in 2001, $17 million in 2000, and $18 million in 1999. Solutia will fulfill future matching obligations with remaining unallocated shares in the ESOP and the use of treasury stock or open market purchases of the Company's stock. Unallocated shares held by the ESOP are considered outstanding for earnings (loss) per share calculations. Compensation expense is equal to the cost of the shares allocated to participants, less dividends paid on the shares held by the ESOP. Information regarding the ESOP follows:

	2001	2000	1999
Total ESOP expense	$8	$10	$8
Interest portion of total ESOP expense	1	1	2
Cash contributions	7	10	10

13. Stock Option Plans

Solutia has two stock-based incentive plans under which awards are being granted to officers and employees, the Solutia Inc. 2000 Stock-Based Incentive Plan and the Solutia Inc. 1997 Stock-Based Incentive Plan. The 2000 plan authorizes up to 5,400,000, and the 1997 plan up to 7,800,000, shares of Solutia common stock for grants of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards and bonus stock awards. The shares used may be newly issued shares, treasury shares or a combination. Under both plans, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the option grant date. Additionally, the plans provide that the term of any stock option granted may not exceed 10 years. At December 31, 2001, approximately 3,101,380 shares from the 2000 plan and 139,731 shares from the 1997 plan remained available for grants.

During 2001, non-qualified options to purchase 468,000 shares of Solutia common stock were granted under the plans to current executive officers and other senior executives as a group, and non-qualified stock options to purchase 1,269,250 shares were granted to other employees at an average exercise price of $13.68 per share. Total shares covered by options granted under the plans to current executive officers and other senior executives as a group totaled 2,567,000 and other employees totaled 7,900,518, through December 31, 2001. The options granted to Solutia's executive officers and other senior executives are primarily performance options that become exercisable upon the earlier of achievement of specified share price targets or the ninth anniversary of the option grant. The options granted to the other management employees are time-based. They generally become exercisable in thirds, one-third on each of the first three anniversaries of the option grant date.

The Solutia Inc. Non-Employee Director Compensation Plan provides incentives to non-employee members of Solutia's board of directors. This plan authorizes up to 400,000 shares for grants of non-qualified stock options and for grants of deferred shares in payment of all or a portion of the annual retainer for the non-employee directors. Only treasury shares may be used. Under this plan, the exercise price of a stock option must be no less than the fair market value of Solutia's common stock on the grant date and the term of any stock option granted under the plan may not exceed 10 years. At December 31, 2001, 236,551 shares of Solutia's common stock remained available for grants under the plan. Shares covered by options granted to non-employee directors totaled 25,167 in 2001, 25,167 in 2000, and 34,333 in 1999.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," Solutia has elected to continue following the guidance of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for Solutia's option plans. Had the determination of compensation cost for these plans been based on the fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, Solutia's net income (loss) would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss):			
As reported	**$ (59)**	$ 49	$ 206
Pro forma	**(67)**	42	187
Diluted earnings (loss) per share:			
As reported	**$(0.57)**	$0.46	$1.80
Pro forma	**(0.64)**	0.39	1.63

Compensation expense resulting from the fair value method of SFAS No. 123 may not be representative of compensation expense to be incurred on a pro forma basis in future years. The fair value of each option grant is estimated on the date of grant by use of the Black-Scholes option-pricing model.

The following weighted-average assumptions were used for grants of Solutia options in 2001, 2000 and 1999:

	2001	2000	1999
Expected dividend yield	**0.2%**	0.2%	0.2%
Expected volatility	**40.0%**	34.0%	34.0%
Risk-free interest rates	**4.6%**	5.8%	6.0%
Expected option lives (years)	**5.0**	5.0	5.0

The weighted-average fair values of options granted were $5.57 in 2001, $5.30 in 2000, and $8.05 in 1999.

A summary of the status of Solutia's stock option plans for years ended December 31, 2001, 2000 and 1999 follows:

		Outstanding	
	Exercisable Shares	Shares	Weighted-Average Exercise Price
December 31, 1998	17,116,842	25,857,105	$14.79
Granted		2,054,658	$20.61
Exercised		(678,710)	10.93
Expired		(495,232)	18.43
December 31, 1999	18,852,246	26,737,821	$15.27
Granted		1,912,043	$13.98
Exercised		(379,687)	6.74
Expired		(1,279,514)	17.21
December 31, 2000	23,590,921	26,990,663	$15.21
Granted		1,762,417	$13.68
Exercised		(1,796,038)	6.14
Expired		(1,278,013)	16.32
December 31, 2001	**21,993,759**	**25,679,029**	**$15.68**

The following table summarizes information about stock options outstanding at December 31, 2001:

Options Outstanding:

Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 3 to 7	2,650,148	1.8	$ 5.97
8 to 11	58,246	6.6	10.80
12 to 15	4,425,852	7.9	13.52
16 to 18	12,430,225	5.0	16.43
19 to 22	5,888,303	6.3	19.69
23 to 29	226,255	6.4	27.65
$ 3 to 29	25,679,029	5.5	$15.68

Options Exercisable:

Range of Exercise Prices	Shares	Weighted-Average Exercise Price
$ 3 to 7	2,650,148	$ 5.97
8 to 11	33,967	10.11
12 to 15	1,581,669	12.98
16 to 18	12,430,225	16.43
19 to 22	5,079,495	19.58
23 to 29	218,255	27.61
$ 3 to 29	21,993,759	$15.75

14. Capital Stock

Solutia's board of directors declared a dividend of one preferred stock purchase right for each share of Solutia's common stock issued in the distribution of shares by Monsanto to its shareholders on the effective date of the spinoff and authorized the issuance of one right for each share of common stock issued after the effective date of the spinoff until the earlier of the date the rights become exercisable and the termination date of the rights plan. If a person or group acquires beneficial ownership of 20 percent or more, or announces a tender offer that would result in beneficial ownership of 20 percent or more, of Solutia's outstanding common stock, the rights become exercisable. Then, for every right held, the owner will be entitled to purchase one one-hundredth of a share of a series of preferred stock for $125. If Solutia is acquired in a business combination transaction while the rights are outstanding, for every right held, the holder will be entitled to purchase, for $125, common shares of the acquiring company having a market value of $250. In addition, if a person or group acquires beneficial ownership of 20 percent or more of Solutia's outstanding common stock, for every right held, the holder (other than such person or members of such group) will be entitled to purchase, for $125, a number of shares of Solutia's common stock having a market value of $250. Furthermore, at any time after a person or group acquires beneficial ownership of 20 percent or more (but less than 50 percent) of Solutia's outstanding common stock, Solutia's board of directors may, at its option, exchange part or all of the rights (other than rights held by the acquiring person or group) for shares of Solutia's common stock on a one-share-for-every-one-right basis. At any time prior to the acquisition of such a 20 percent position, Solutia can redeem each right for $0.01. The board of directors is also authorized to reduce the aforementioned 20 percent thresholds to not less than 10 percent. The rights expire in the year 2007.

The Company has 10 million shares of preferred stock, par value $0.01 per share, authorized. As of December 31, 2001, there were no preferred shares issued or outstanding.

15. Commitments and Contingencies

Commitments, principally in connection with uncompleted additions to property, were approximately $8 million at December 31, 2001. Solutia was contingently liable as a guarantor principally in connection with bank loans totaling approximately $9 million at December 31, 2001. In addition, as of December 31, 2001, the Company was contingently liable under letters of credit, primarily related to environmental remediation, totaling $65 million. Solutia's future minimum payments under noncancelable operating leases and unconditional purchase obligations are $21 million for 2002, $22 million for 2003, $20 million for 2004, $18 million for 2005, $16 million for 2006, and $100 million thereafter.

Solutia has entered into agreements with customers to supply a guaranteed quantity of certain products annually at prices specified in the agreements. In return, the customers have advanced funds to Solutia to cover the costs of expanding capacity to provide the guaranteed supply. Solutia has recorded the advances as deferred credits and amortizes the amounts to income as the customers purchase the products. The unamortized deferred credits were approximately $175 million at December 31, 2001, and approximately $171 million at December 31, 2000.

In connection with the completion of the external financing agreement for Astaris which expires in July of 2005, Solutia contractually agreed to provide Astaris with funding in the event the joint venture fails to meet certain financial benchmarks. During 2001, Solutia contributed $31 million to the joint venture under this agreement. Solutia anticipates a contribution of up to $25 million will be required in 2002. Solutia believes that this obligation is not likely to have a significant impact on its consolidated financial position, liquidity or profitability.

In 1993, a co-generation facility was constructed at the Pensacola, Florida manufacturing site to provide the plant with electricity and steam. Solutia financed the construction by placing the co-generation facility in a trust that was funded by a syndicate of commercial banks. Solutia makes monthly operating lease payments and the lease term expires in August 2002. Solutia expects to exercise its option to purchase the co-generation facility from the trust for approximately $32 million with proceeds from the anticipated refinancing during 2002.

The more significant concentrations in Solutia's trade receivables at year-end were:

	2001	2000
U.S. chemical industry	**$53**	$ 51
U.S. carpet industry	**33**	42
European glass industry	**39**	38
European chemical industry	**81**	101

Management does not anticipate losses on its trade receivables in excess of established allowances.

Solutia's Statement of Consolidated Financial Position included accrued liabilities of $173 million at December 31, 2001, and $181 million at December 31, 2000, for the remediation of identified waste disposal sites. Expenditures related to remediation activities were $40 million in 2001, $29 million in 2000 and $22 million in 1999. Solutia expects to incur expenditures in the range of $30 million to $40 million annually for remediation activities for the foreseeable future.

Uncertainties related to all of Solutia's environmental liabilities include evolving government policy and regulations, the method and extent of remediation and future changes in technology. Because of these uncertainties, Solutia estimates that potential future expenses associated with these liabilities could be an additional $20 million to $30 million. Although the ultimate costs and results of remediation of contaminated sites cannot be predicted with certainty, they are not expected to have a material, adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

On April 14, 2001, Solutia reached an agreement to settle the claims brought by 1,596 plaintiffs in one of the actions pending in the U.S. District Court for the Northern District of Alabama. The settlement agreement was approved by the court and did not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability.

A mechanics' lien in the amount of approximately $42 million was filed on the Chocolate Bayou plant in Alvin, Texas. This lien arises out of a dispute with the contractor, Fluor Daniel, over the construction of Solutia's new acrylonitrile plant. The contractor also alleges a constitutional lien on such property pursuant to the Texas Constitution.

On October 12, 2000, the printing ink resins unit and a small phenolics production unit at Wiesbaden, Germany were severely damaged by an explosion and fire. No fatalities, serious injuries or environmental damage resulted from the incident. During the first quarter of 2001, Solutia finalized insurance recoveries and, accordingly, recognized a $28 million gain ($17 million aftertax) in other income (expense)—net from the insurance settlements in excess of the net book value of the plant assets and associated losses.

During the first quarter of 1999, Solutia recorded a $29 million ($18 million aftertax) charge to cost of goods sold to increase reserves related to the anticipated settlement of two lawsuits brought against Monsanto, for which Solutia assumed responsibility in the 1997 spinoff from Monsanto, relating to the alleged discharge of polychlorinated biphenyls ("PCBs") from the Anniston, Alabama plant site, and to environmental remediation of the allegedly affected areas. During the third quarter of 2000, Solutia paid approximately $23 million for the settlement of these actions. The remainder of the reserve was established to cover costs associated with environmental remediation of the allegedly affected areas.

Because of the size and nature of its business, Solutia is a party to numerous legal proceedings. Most of these proceedings have arisen in the ordinary course of business and involve claims for money damages. In addition, at the time of the spinoff, Solutia assumed from Monsanto, under the Distribution Agreement, liabilities related to specified legal proceedings. As a result, although Monsanto remains the named defendant, Solutia is required to manage the litigation and indemnify Monsanto for costs, expenses and judgments arising from the litigation. Such matters arise out of the normal course of business and relate to product liability; government regulation, including environmental issues; employee relations and other issues. Certain of the lawsuits and claims seek damages in very large amounts. Although the results of litigation cannot be predicted with certainty, management's belief is that the final outcome of such litigation, except as noted below, will not have a material adverse effect on Solutia's consolidated financial position, liquidity or profitability in any one year.

Monsanto manufactured PCBs at the Anniston, Alabama plant from 1935 to 1971. Solutia is defending a number of actions in state and federal court in Alabama relating to the alleged emission of PCBs and other allegedly hazardous materials from that plant. Plaintiffs claim to suffer from various personal injuries and are allegedly fearful of future illness. Some claim property damage. To date we have settled approximately 5,900 PCB claims relating to Anniston. Four cases originally filed on behalf of approximately 3,500 plaintiffs were consolidated and a trial of the claims of 16 individuals and one business from that group of plaintiffs is in progress. Plaintiffs in the current trial are claiming property damage and mental anguish and are seeking compensatory and punitive damages and injunctive relief. The jury in that case has returned a verdict finding Solutia liable to plantiffs on theories of negligence, wantonness, suppression, nuisance, trespass and outrage. The issue of damages has not yet been submitted to the jury. The jury also determined that the circumstances in Anniston constitute a public nuisance. The Alabama Attorney General and the District Attorneys in four counties around Anniston intervened in this matter as plaintiffs for the public nuisance count. They seek an order compelling Solutia to pay for a study of the impact of PCBs in the area, and formulating a plan and setting a schedule for cleanup. In addition, the Alabama Department of Environmental Management intervened in this matter to assure that any decision reached has a sound scientific basis. Another Anniston case pending in federal court in Birmingham, Alabama, filed on behalf of 1,116 minor plaintiffs, now involves approximately 15,000 adult and minor plaintiffs. Those plaintiffs claim to suffer unspecified injuries and assert their right to medical monitoring and testing, and seek compensatory and punitive damages in unspecified amounts. The case is scheduled to go to trial in or after February 2003. Liability, if any, that may result from litigation against Solutia is not determinable. These cases are being vigorously defended. Management does not believe that the ultimate resolution of these cases will have a material adverse impact on its consolidated financial position or liquidity. However, it is possible that a resolution of these cases may have a material adverse impact on Solutia's net income in a given year, although it is impossible at this time to estimate the range or amount of any such liability.

16. Supplemental Data

Supplemental income statement data were:

	2001	2000	1999
Raw material and energy costs	**$1,216**	$1,300	$984
Employee compensation and benefits	**779**	824	728
Taxes other than income	**119**	113	92
Rent expense	**37**	38	26
Provision for doubtful accounts	**11**	11	—
Technological expenses:			
Research and development	**58**	67	58
Engineering, commercial development and patent	**8**	24	22
Total technological expenses	**66**	91	80
Interest expense:			
Total interest cost	**92**	101	53
Less capitalized interest	**2**	18	13
Net interest expense	**90**	83	40

17. Segment and Geographic Data

Effective January 1, 2001, Solutia reorganized its management structure from a centralized organization to a decentralized organization. This change redefined segment profitability as the costs for certain functional services, which were previously managed centrally, are now reflected in the operating segments. In addition, certain product groups have been moved between operating segments in recognition of the new management structure and related product management responsibilities. Financial data for prior periods have been restated to conform to the current presentation.

Solutia's management is organized around four strategic business platforms: Performance Films, Resins and Additives, Specialties and Integrated Nylon. Resins and Additives and Specialties have been aggregated into the Specialty Products reportable segment because of their similar economic characteristics, as well as their similar products and services, production processes, types of customers and methods of distribution. Solutia's reportable segments and their major products are as follows:

Performance Films	Specialty Products	Integrated Nylon
SAFLEX® plastic interlayer KEEPSAFE®, SAFLEX INSIDE® (in Europe only) and KEEPSAFE MAXIMUM® glass for residential security and hurricane protection windows	Resins and additives, including ALFTALAT® polyester resins, RESIMENE® and MAPRENAL® crosslinkers, SYNTHACRYL® acrylic resins and GELVA® pressure-sensitive adhesives	Nylon intermediate "building block" chemicals
LLUMAR®, VISTA® and GILA® professional and after-market window films VANCEVA™ design, enhanced security and sound attenuation films	Industrial products, including THERMINOL® heat transfer fluids, DEQUEST® water treatment chemicals, SKYDROL® hydraulic fluids and SKYKLEEN® cleaning fluids for aviation and chlorobenzenes	Merchant polymer and nylon extrusion polymers, including VYDYNE® and ASCEND® Carpet fibers, including the WEAR-DATED® and ULTRON VIP® brands
Conductive and anti-reflective coated films and deep-dyed films	Pharmaceutical services, including process research, process development services, scale-up capabilities and small scale manufacturing for the pharmaceutical industry	Industrial nylon fibers ACRILAN® acrylic fibers for apparel, upholstery fabrics, craft yarns and other applications

Accounting policies of the segments are the same as those used in the preparation of Solutia's consolidated financial statements. Solutia evaluates the performance of its operating segments based on segment earnings before interest expense and income taxes (EBIT), which includes marketing, administrative, technological, and amortization expenses and other non-recurring charges such as restructuring and asset impairment charges that can be directly attributable to the operating segment. Certain expenses and other items that are managed outside of the segments are excluded. These unallocated items consist primarily of corporate expenses, equity earnings (loss) from affiliates, interest expense, other income—net and expense items, and certain non-recurring items such as gains and losses on asset dispositions and restructuring charges that are not directly attributable to the operating segment. Solutia accounts for intersegment sales at agreed upon transfer prices. Intersegment sales are eliminated in consolidation. Segment assets consist primarily of customer receivables, raw materials and finished goods inventories, fixed assets, goodwill and identified intangible assets directly associated with the production processes of the segment (direct fixed assets). Segment depreciation and amortization are based upon direct tangible and intangible assets. Unallocated assets consist primarily of deferred taxes, certain investments in equity affiliates and indirect fixed assets.

Solutia's 2001, 2000 and 1999 segment information follows:

	Year Ended December 31,								
	2001			2000			1999		
	Net Sales	Inter-segment Sales	Profit	Net Sales	Inter-segment Sales	Profit	Net Sales	Inter-segment Sales	Profit
Segment:									
Performance Films	$ 591	$—	$ 61	$ 692	$—	$ 106	$ 669	$—	$ 126
Specialty Products	918	—	77	1,004	—	32	760	2	119
Integrated Nylon	1,308	—	11	1,490	1	(29)	1,407	4	161
Segment totals	2,817	—	149	3,186	1	109	2,836	6	406
Reconciliation to consolidated totals:									
Sales eliminations				(1)	(1)		(6)	(6)	
Corporate expenses			(121)			(107)			(111)
Equity earnings (loss) from affiliates			(13)			37			38
Interest expense			(90)			(83)			(40)
Gain on sale of Polymer Modifiers business			—			73			—
Other income (expense)—net			(2)			12			10
Consolidated totals:									
Net sales	$2,817	$—		$3,185	$—		$2,830	$—	
Income (loss) before income taxes			$ (77)			$ 41			$ 303

	Year Ended December 31,								
	2001			2000			1999		
	Assets	Capital Expen-ditures	Depreciation and Amortization	Assets	Capital Expen-ditures	Depreciation and Amortization	Assets	Capital Expen-ditures	Depreciation and Amortization
Segment:									
Performance Films	$ 561	$39	$ 38	$ 565	$ 28	$ 44	$ 663	$ 21	$ 42
Specialty Products	1,076	35	59	1,144	31	61	1,274	20	29
Integrated Nylon	901	20	83	1,102	159	83	1,089	210	79
Segment totals	$2,538	$94	$180	$2,811	$218	$188	$3,026	$251	$150
Reconciliation to consolidated totals:									
Unallocated amounts	870	—	4	770	3	3	744	6	1
Consolidated totals	$3,408	$94	$184	$3,581	$221	$191	$3,770	$257	$151

Solutia's geographic information for 2001, 2000 and 1999 follows:

	Net Sales			Long-Lived Assets	
	2001	2000	1999	2001	2000
U.S.	$1,618	$1,939	$1,992	$ 846	$ 899
Other countries	1,199	1,246	838	297	306
Consolidated totals	$2,817	$3,185	$2,830	$1,143	$1,205

18. Quarterly Data—Unaudited

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net Sales	**2001**	**$ 747**	**$ 737**	**$ 690**	**$ 643**	**$2,817**
	2000	$ 846	$ 834	$ 774	$ 731	$3,185
Gross Profit (Loss)	**2001**	**128**	**128**	**129**	**44**	**429**
	2000	199	158	143	(14)	486
Operating Income (Loss)	**2001**	**21**	**22**	**24**	**(73)**	**(6)**
	2000	79	37	35	(127)	24
Net Income (Loss)	**2001**	**22**	**13**	**7**	**(101)**	**(59)**
	2000	51	4	78	(84)	49
Basic Earnings (Loss) per Share	**2001**	**0.21**	**0.13**	**0.07**	**(0.97)**	**(0.57)**
	2000	0.47	0.04	0.75	(0.82)	0.46
Diluted Earnings (Loss) per Share	**2001**	**0.21**	**0.12**	**0.07**	**(0.97)**	**(0.57)**
	2000	0.46	0.04	0.74	(0.81)	0.46
Common Stock Price:						
2001	**High**	**14.85**	**15.07**	**14.14**	**14.28**	**15.07**
	Low	**12.06**	**12.03**	**11.25**	**11.71**	**11.25**
2000	High	17.19	15.56	15.69	13.00	17.19
	Low	11.63	11.25	10.38	10.88	10.38

Net income in the first quarter of 2001 includes an aftertax gain of $17 million from an insurance settlement associated with the explosion and fire that destroyed the Vianova printing inks and phenolics production facility in Wiesbaden, Germany. Net loss in the fourth quarter of 2001 includes aftertax charges of $96 million to cover Solutia's share of restructuring costs at its Astaris and Flexsys joint ventures, increases to environmental and self-insurance reserves, additional severance costs and the write down of certain non-performing assets.

Net income in the second quarter of 2000 includes special net aftertax charges of $31 million principally associated with the formation and start-up of the Astaris joint venture and Solutia's share of restructuring and asset impairment charges recorded by the Flexsys joint venture. Net income in the third quarter of 2000 includes a $46 million aftertax gain on sale of the Polymer Modifiers business and income of $7 million recorded in income taxes related to changes in German income tax laws. Net loss in the fourth quarter of 2000 includes restructuring and asset impairment charges of $96 million aftertax.

Under SFAS No. 128, "Earnings per Share," the quarterly and total year calculations of basic and diluted earnings (loss) per share are based on weighted average shares outstanding for that quarterly or total year period, respectively. As a result, the sum of diluted earnings (loss) per share for the quarterly periods may not equal total year earnings (loss) per share.

Item 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information about directors and executive officers appearing under "Election of Directors" on pages 5 through 7 of Solutia's Notice of Annual Meeting and Proxy Statement dated March 14, 2002, is incorporated by reference. The following information about Solutia's executive officers on March 1, 2002, is included pursuant to Instruction 3 of Item 401(b) of Regulation S-K:

Name-Age	Present Position with Registrant	Year First Became an Executive Officer	Other Business Experience since January 1, 1997
John C. Hunter III, 55	Chairman, President, Chief Executive Officer and Director	1997	President, Chief Operating Officer and Director, 1997-1999. President, Fibers Business Unit, Monsanto, 1995-1997.
Karl R. Barnickol, 60	Senior Vice President, General Counsel and Secretary	1997	Associate General Counsel and Assistant Secretary of Monsanto, 1985-1997.
Robert A. Clausen, 57	Senior Vice President and Chief Financial Officer; Advisory Director	1997	President, Monsanto Business Services, 1994-1997.
Sheila B. Feldman, 47	Vice President, Human Resources and Public Affairs	1997	Vice President, Human Resources, 1997-1999. Director, Human Resources, Monsanto Business Services and Stewardship, 1995-1997.
Gerald R. Hayden, 55	Vice President, Corporate Services	2001	Director, Customer Operations, 1997-2001.
Victoria M. Holt, 44	Vice President and General Manager, Performance Films	1999	Vice President and General Manager, Saflex, 1999-2001. Vice President and General Manager, Acrilan Business Unit, 1997-1998. Business Director, Acrilan Business Unit, Monsanto, 1996-1997.
Monika Riese-Martin, 45	Vice President and General Manager, Resins and Additives and Industrial Products	2002	Vice President and General Manager, Aqualon Division of Hercules Inc., 1998-2002. Business Director, Hercules Inc., 1996-1998.
John F. Saucier, 48	Vice President and General Manager, Integrated Nylon	2001	Vice President, Strategic Planning, Mergers and Acquisitions, 1997-2001.

The above listed individuals are elected to the offices set opposite their names to hold office until their successors are duly elected and have qualified, or until their earlier death, resignation or removal.

Item 11. EXECUTIVE COMPENSATION.

Information appearing under "Compensation of Directors" on page 9 and under "Summary Compensation Table," "Option Grants in 2001," "Aggregated Option Exercises in 2001 and Year-End Option Values," "Pension Plans" and "Agreements with Named Executive Officers" on pages 15 through 18 of Solutia's 2002 Proxy Statement is incorporated here by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information appearing under "Ownership of Solutia Common Stock" on pages 9 through 11 of Solutia's 2002 Proxy Statement is incorporated here by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K.

(a) Documents filed as part of this report:

1. Financial Statements—See the Index to Consolidated Financial Statements and Financial Statement Schedule at page 27 of this report.

2. The following supplemental schedule for the years ended December 31, 2001, 2000 and 1999

   II—Valuation and Qualifying Accounts

   All other supplemental schedules are omitted because of the absence of the conditions under which they are required.

3. Exhibits—See the Exhibit Index beginning at page 57 of this report. For a listing of all management contracts and compensatory plans or arrangements required to be filed as exhibits to this report, see the exhibits listed under Exhibit Nos. 10(a), 10(b), 10(d), 10(e), 10(f), 10(h), 10(i), 10(j), 10(k), 10(l), 10(n) and 10(r) on pages 57 and 58 of the Exhibit Index. The following exhibits listed in the Exhibit Index are filed with this report:

3	By-Laws of Solutia Inc., as amended February 27, 2002
21	Subsidiaries of the Registrant (see page 60)
23	Independent Auditors' Consent (see page 61)
24(a)	Powers of attorney submitted by John C. Hunter III, Robert A. Clausen, James M. Sullivan, Paul Donovan, Paul H. Hatfield, Robert H. Jenkins, Frank A. Metz, Jr., J. Patrick Mulcahy, Sally G. Narodick, William D. Ruckelshaus and John B. Slaughter
24(b)	Certified copy of board resolution authorizing Form 10-K filing using powers of attorney
99	Computation of the Ratio of Earnings to Fixed Charges (see page 63)

(b) Reports on Form 8-K during the quarter ended December 31, 2001:

Solutia filed a Form 8-K on December 21, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLUTIA INC.

By: /s/ JAMES M. SULLIVAN

James M. Sullivan
Vice President and Controller
(Principal Accounting Officer)

Date: March 7, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* John C. Hunter III	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 7, 2002
/s/ ROBERT A. CLAUSEN Robert A. Clausen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 7, 2002
/s/ JAMES M. SULLIVAN James M. Sullivan	Vice President and Controller (Principal Accounting Officer)	March 7, 2002
* Paul Donovan	Director	March 7, 2002
* Paul H. Hatfield	Director	March 7, 2002
* Robert H. Jenkins	Director	March 7, 2002
* Frank A. Metz, Jr.	Director	March 7, 2002
* J. Patrick Mulcahy	Director	March 7, 2002

Signature	Title	Date
* Sally G. Narodick	Director	March 7, 2002
* William D. Ruckelshaus	Director	March 7, 2002
* John B. Slaughter	Director	March 7, 2002

*Karl R. Barnickol, by signing his name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals which have been filed as an Exhibit to this Form 10-K.

/s/ KARL R. BARNICKOL

Karl R. Barnickol
Attorney-in-Fact

EXHIBIT INDEX

These exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description
2(a)	Distribution Agreement (incorporated by reference to Exhibit 2 of Solutia's Registration Statement on Form S-1 (333-36355) filed September 25, 1997)
2(b)	Joint Venture Agreement between Solutia Inc. and FMC Corporation* (incorporated by reference to Exhibit 2(i) of Solutia's Form 8-K filed on April 27, 2000)
2(c)	First Amendment to Joint Venture Agreement between Solutia Inc. and FMC Corporation (incorporated by reference to Exhibit 2(ii) of Solutia's Form 8-K filed on April 27, 2000)
2(d)	Second Amendment to Joint Venture Agreement between Solutia Inc. and FMC Corporation (incorporated by reference to Exhibit 2(iii) of Solutia's Form 8-K filed on April 27, 2000)
2(e)	Third Amendment to Joint Venture Agreement between Solutia Inc. and FMC Corporation* (incorporated by reference to Exhibit 2(iv) of Solutia's Form 8-K filed on April 27, 2000)
3(a)	Restated Certificate of Incorporation of Solutia (incorporated by reference to Exhibit 3(a) of Solutia's Registration Statement on Form S-1 (333-36355) filed September 25, 1997)
3(b)	By-Laws of Solutia Inc., as amended February 27, 2002
4(a)	Rights Agreement (incorporated by reference to Exhibit 4 of Solutia's Registration Statement on Form 10 filed on August 7, 1997)
4(b)	Amendment to Rights Agreement, dated as of November 1, 2001, and Certificate regarding change of Rights Agent (incorporated by reference to Exhibit 4.4 of Solutia's Registration Statement on Form S-3 (333-75812) filed December 21, 2001)
4(c)	Indenture dated as of October 1, 1997, between Solutia Inc. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Solutia's Form 10-Q for the quarter ended September 30, 1997)
4(d)	6.5% Notes due 2002 in the principal amount of $150,000,000 (incorporated by reference to Exhibit 4.2 of Solutia's Form 10-Q for the quarter ended September 30, 1997)
4(e)	7.375% Debentures due 2027 in the principal amount of $200,000,000 (incorporated by reference to Exhibit 4.3 of Solutia's Form 10-Q for the quarter ended September 30, 1997)
4(f)	7.375% Debentures due 2027 in the principal amount of $100,000,000 (incorporated by reference to Exhibit 4.4 of Solutia's Form 10-Q for the quarter ended September 30, 1997)
4(g)	6.72% Debentures due 2037 in the principal amount of $150,000,000 (incorporated by reference to Exhibit 4.5 of Solutia's Form 10-Q for the quarter ended September 30, 1997)
4(h)	Registrant agrees to furnish to the Securities and Exchange Commission upon request copies of instruments defining the rights of holders of certain unregistered long-term debt of the registrant and its consolidated subsidiaries.
9	Omitted—Inapplicable
10(a)	Financial Planning and Tax Preparation Services Program for the Executive Leadership Team (incorporated by reference to Exhibit 10(a) of Solutia's Form 10-K for the year ended December 31, 1997)
10(b)	Employee Benefits Allocation Agreement (incorporated by reference to Exhibit 10(a) of Solutia's Registration Statement on Form S-1 (333-36355) filed September 25, 1997)

*Confidential treatment has been granted for a portion of this exhibit.

EXHIBIT INDEX (Continued)

Exhibit No.	Description
10(c)	Tax Sharing and Indemnification Agreement (incorporated by reference to Exhibit 10(b) of Solutia's Registration Statement on Form S-1 (333-36355) filed September 25, 1997)
10(d)	Solutia Inc. Management Incentive Replacement Plan as amended on April 28, 1999 (incorporated by reference to Exhibit 10(2) of Solutia's Form 10-Q for the quarter ended June 30, 1999)
10(e)	Solutia Inc. 1997 Stock-Based Incentive Plan as amended on April 28, 1999 and April 26, 2000 (incorporated by reference to Exhibit 10(1) of Solutia's Form 10-Q for the quarter ended June 30, 2000)
10(f)	Solutia Inc. Non-Employee Director Compensation Plan, as amended February 24, 1999, January 26, 2000 and June 27, 2001 (incorporated by reference to Exhibit 10 of Solutia's Form 10-Q for the quarter ended June 30, 2001)
10(g)	U.S. $800,000,000 Amended and Restated Five Year Credit Agreement, dated as of November 23, 1999, among Solutia, the initial lenders named therein, Bank of America N.A., as Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10(g) of Solutia's Form 10-K for the year ended December 31, 1999)
10(h)	Form of Employment Agreement with certain Named Executive Officers (incorporated by reference to Exhibit 10(1) of Solutia's Form 10-Q for the quarter ended March 31, 1998)
10(i)	Form of Employment Agreement with other executive officers (incorporated by reference to Exhibit 10(2) of Solutia's Form 10-Q for the quarter ended March 31, 1998)
10(j)	Solutia Inc. Annual Incentive Plan (incorporated by reference to Appendix B of the Solutia Inc. Notice of Annual Meeting and Proxy Statement dated March 9, 2000)
10(k)	Solutia Inc. Long-Term Incentive Plan (incorporated by reference to Appendix C of the Solutia Inc. Notice of Annual Meeting and Proxy Statement dated March 9, 2000)
10(l)	Solutia Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10 of Solutia's Form 10-Q for the quarter ended September 30, 1998)
10(m)	Agreement, dated 10th November, 1999, for the sale and purchase of class A shares, preference shares and loan stock and the cancellation of warrants in Viking Resins Group Holdings B.V. between (a) Solutia Inc., as purchaser, (b) the holders of the A shares, preference shares and loan stock as sellers, and (c) the warrantholders (incorporated by reference to Exhibit 2.1 of Solutia's Form 8-K filed on January 4, 2000)
10(n)	Solutia Inc. 2000 Stock-Based Incentive Plan (incorporated by reference to Appendix A of the Solutia Inc. Notice of Annual Meeting and Proxy Statement dated March 9, 2000)
10(o)	Amendment No. 1, dated as of November 21, 2000, to U.S. $800,000,000 Amended and Restated Five-Year Credit Agreement, dated as of November 23, 1999, among Solutia, the initial lenders named therein, Bank of America N.A., as Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10(p) of Solutia's Form 10-K for the year ended December 31, 2000)
10(p)	Amendment No. 2, dated as of February 1, 2001, to U.S. $800,000,000 Amended and Restated Five-Year Credit Agreement, dated as of November 23, 1999, among Solutia, the initial lenders named therein, Bank of America N.A., as Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of Solutia's Form 10-Q for the quarter ended March 31, 2001)
10(q)	Amendment No. 3, dated as of November 16, 2001, to U.S. $800,000,000 Amended and Restated Five-Year Credit Agreement, dated as of November 23, 1999, among Solutia, the initial lenders named therein, Bank of America N.A., as Syndication Agent and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 99.2 of Solutia's Form 8-K Report filed December 21, 2001)
10(r)	Letter Agreement between Solutia Inc. and Michael E. Miller dated January 23, 2001 (incorporated by reference to Exhibit 10.3 of Solutia's Form 10-Q for the quarter ended March 31, 2001)

EXHIBIT INDEX (Continued)

Exhibit No.	Description
11	Omitted—Inapplicable; see "Statement of Consolidated Income (Loss)" on page 29
21	Subsidiaries of the Registrant (see page 60)
23	Independent Auditors' Consent (see page 61)
24(a)	Powers of Attorney submitted by John C. Hunter III, Robert A. Clausen, James M. Sullivan, Paul Donovan, Paul H. Hatfield, Robert H. Jenkins, Frank A. Metz, Jr., J. Patrick Mulcahy, Sally G. Narodick, William D. Ruckelshaus and John B. Slaughter
24(b)	Certified copy of board resolution authorizing Form 10-K filing utilizing powers of attorney
99	Computation of the Ratio of Earnings to Fixed Charges (see page 63)

Only Exhibits Nos. 21, 23, and 99 have been included in the printed copy of this report.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of Solutia's subsidiaries as of December 31, 2001, except for unnamed subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

	Percentage of Voting Power Owned by Solutia
Erste Viking Resins Germany 1 GmbH	100%
Monchem, Inc.	100%
Monchem International, Inc.	100%
Solutia Deutschland Holding GmbH	100%
Solutia Europe S.A./N.V.	100%
Solutia Germany GmbH & Co. KG (formerly Vianova Resins GmbH & Co. KG)	100%
Solutia Netherlands Holdings B.V.	100%
Solutia Netherlands International B.V.	100%
Solutia Systems, Inc.	100%

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-34561, 333-34587, 333-34589, 333-34591, 333-34593, 333-34683, 333-35689, 333-47911, 333-51081, 333-74463, 333-74465, 333-32112, and 333-39972 of Solutia Inc. on Form S-8 and Registration Statement No. 333-75812 of Solutia Inc. on Form S-3 of our opinion dated March 4, 2002, appearing in this Annual Report on Form 10-K of Solutia Inc. for the year ended December 31, 2001.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Saint Louis, Missouri
March 4, 2002

SCHEDULE II

SOLUTIA INC.

VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Dollars in Millions)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
		Additions			
Description	Balance at beginning of year	(1) Charged to costs and expenses	(2) Charged to other accounts	Deductions	Balance at end of period
Year Ended December 31, 2001					
Valuation accounts for doubtful receivables	$ 12	$ 11	$ 1	$ 2	$ 22
Restructuring reserves	65	9	—	68	6
Year Ended December 31, 2000					
Valuation accounts for doubtful receivables	$ 12	$ 11	$ —	$ 11	$ 12
Restructuring reserves	20	61	11	27	65
Year Ended December 31, 1999					
Valuation accounts for doubtful receivables	$ 8	$ —	$ 7	$ 3	$ 12
Restructuring reserves	55	28	—	63	20

EXHIBIT 99

SOLUTIA INC.

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Four Months Ended December 31, 1997[1]	1998	1999	2000	2001
Income (loss) from continuing operations, before income taxes and equity earnings (loss) from affiliates[2]	$ 37	$ 350	$ 267	$ 6	$ (64)
Add:					
Fixed charges	22	58	62	114	104
Amortization of capitalized interest	2	7	7	7	7
Dividends from affiliated companies	14	37	60	45	30
Less:					
Interest capitalized	(4)	(6)	(13)	(18)	(2)
Income as adjusted	$ 71	$ 446	$ 383	$ 154	$ 75
Fixed charges:					
Interest expensed and capitalized	19	49	53	101	92
Amortization of debt premium	—	—	—	—	—
Estimate of interest within rental expense	3	9	9	13	12
Fixed charges	$ 22	$ 58	$ 62	$ 114	$ 104
Ratio of Earnings to Fixed Charges[3]	3.23	7.69	6.18	1.35	0.72

(1) We have not calculated the ratio of earnings to fixed charges for the periods before September 1, 1997. Historical computation of earnings to fixed charges is not considered meaningful before that date because we were not an independent company and Monsanto Company did not allocate debt to us.

(2) Includes restructuring and other items of $58 million for the year ended December 31, 2001, $107 million for the year ended December 31, 2000, $61 million for the year ended December 31, 1999, and $72 million for the four months ended December 31, 1997.

(3) Earnings for the year ended December 31, 2001, would have to be $29 million higher in order to achieve a one-to-one ratio.

BOARD OF DIRECTORS

Paul Donovan[1]
54, Senior Vice President and Chief Financial Officer, Wisconsin Energy Corporation. He also serves as a director of AMCORE Financial, Inc. and Woodward Governor Company.

Paul H. Hatfield[2]
66, Principal, Hatfield Capital Group. He also serves as a director of Penford Corporation and Maritz, Inc.

John C. Hunter III
55, Chairman, President and Chief Executive Officer, Solutia. He also serves as a director of Penford Corporation and Missouri Baptist Hospital.

Robert H. Jenkins[2,3]
59, retired Chairman of the Board and Chief Executive Officer, Sundstrand Corporation. He also serves as a director of AK Steel Holdings Corporation, CLARCOR Inc., Pella Corporation, Sentry Insurance and Visteon Corporation.

Frank A. Metz, Jr.[1,2]
68, retired Senior Vice President, Finance and Planning and Chief Financial Officer, International Business Machines Corporation. He also serves as a director of Allegheny Energy, Inc.

J. Patrick Mulcahy[1]
58, Chief Executive Officer and Director, Energizer Holdings, Inc.

Sally G. Narodick[3]
56, educational technology and e-learning consultant. She also serves as a director of Penford Corporation, Puget Sound Energy, Inc. and Click2learn, Inc.

William D. Ruckelshaus[3]
69, Strategic Director, Madrona Venture Group, and Principal, Madrona Investment Group, L.L.C. He also serves as a director of Cummins Engine Co., Inc., Nordstrom, Inc., Pharmacia Corporation and Weyerhaeuser Company.

John B. Slaughter[1,3]
67, President and Chief Executive Officer, the National Action Council for Minorities in Engineering (NACME), Inc. He also serves as a director of International Business Machines Corporation and Northrop Grumman Corp.

SECRETARY

Karl R. Barnickol
60, Senior Vice President, General Counsel and Secretary, Solutia.

ADVISORY DIRECTOR

Robert A. Clausen
57, Senior Vice President and Chief Financial Officer, Solutia.

[1] Audit and Finance Committee
[2] Executive Compensation and Development Committee
[3] Governance Committee

ENTERPRISE OFFICERS

***Karl R. Barnickol**
Senior Vice President, General Counsel and Secretary

Russell J. Belle
Vice President and General Manager, Industrial Products

James G. Bryner
Vice President, Enterprise Strategy and Mergers and Acquisitions

***Robert A. Clausen**
Senior Vice President and Chief Financial Officer, Advisory Director

***Sheila B. Feldman**
Vice President, Human Resources and Public Affairs

Johnnie M. Foster
Vice President and Chief Information Officer

G. Bruce Greer, Jr.
Vice President, New Ventures and Digital Strategy

***Gerald R. Hayden**
Vice President, Corporate Services

Bradley W. Hill
Vice President, Marketing and Business Management, Integrated Nylon

***Vicki M. Holt**
Vice President and General Manager, Performance Films

***John C. Hunter III**
Chairman, President and Chief Executive Officer

***Monika Riese-Martin**
Vice President and General Manager, Resins and Additives and Industrial Products

Edward R. Robinson
Vice President and General Manager, Pharmaceutical Services

Glenn S. Ruskin
Vice President, Public Affairs

***John F. Saucier**
Vice President and General Manager, Integrated Nylon

James M. Sullivan
Vice President and Controller

C. Kevin Wilson
Vice President and Treasurer

* Executive Officers as defined by the U.S. Securities and Exchange Commission

SHAREHOLDER INFORMATION

Dividend Reinvestment Plan
Solutia shareholders may automatically reinvest their dividends in shares of Solutia common stock through the Dividend Reinvestment Plan (DRIP). To request a DRIP brochure, please contact our transfer agent, EquiServe.

Shareholder Services
EquiServe, our transfer agent, can help you with a variety of shareholder-related services, including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Dividend checks
- Dividend reinvestment plan
- Additional matters pertaining to your account

You can call our transfer agent toll-free at (888) 987-6588 from the United States or Canada.

You can also write or send an e-mail to:

EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
www.equiserve.com

Additional Information
You can access financial and other information, such as news releases, Forms 10-K and 10-Q, and this annual report on our investor website at:

http://Investor.Solutia.com

Or we will send these documents free of charge if you call us at (314) 674-4520 or send a request to:

Solutia Inc.
Investor Relations, 3N
P.O. Box 66760
St. Louis, MO 63166-6760

We post our quarterly earnings and conference calls on our investor website at http://Investor.Solutia.com for approximately five days after each earnings announcement.

Annual Meeting
The annual meeting of Solutia's shareholders will be held on Wednesday, April 24, 2002, at 1:30 p.m., at:

St. Louis Marriott West Hotel
660 Maryville Centre Drive
St. Louis, MO 63141

A formal notice of the meeting and a proxy statement are being mailed to shareholders.

Cautionary Statement
This annual report contains forward-looking statements that involve risks and uncertainties. Solutia's actual results may differ materially from those anticipated in these forward-looking statements. Please see page 1 of Solutia's annual report on Form 10-K, which is included in this annual report to shareholders, for important risk factors that could cause actual results to differ from those expressed or implied by the forward-looking statements.

SOLUTIA

Solutions for a better life.™

Solutia Inc.
575 Maryville Centre Drive
P.O. Box 66760
St. Louis, Missouri 63166-6760
(314) 674-1000
www.solutia.com